KINROSS GOLD CORPORATION
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the three months ended March 31, 2017

This management's discussion and analysis ("MD&A"), prepared as of May 2, 2017, relates to the financial condition and results of operations of Kinross Gold Corporation together with its wholly owned subsidiaries, as at March 31, 2017 and for the three months then ended, and is intended to supplement and complement Kinross Gold Corporation's unaudited interim condensed consolidated financial statements for the three months ended March 31, 2017 and the notes thereto (the "interim financial statements").  Readers are cautioned that the MD&A contains forward-looking statements about expected future events and financial and operating performance of the Company, and that actual events may vary from management's expectations.  Readers are encouraged to read the Cautionary Statement on Forward Looking Information included with this MD&A and to consult Kinross Gold Corporation's annual audited consolidated financial statements for 2016 and corresponding notes to the financial statements which are available on the Company's web site at www.kinross.com and on www.sedar.com. The interim financial statements and MD&A are presented in U.S. dollars.  The interim financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"). This discussion addresses matters we consider important for an understanding of our financial condition and results of operations as at and for the three months ended March 31, 2017, as well as our outlook.

This MD&A contains forward-looking statements and should be read in conjunction with the risk factors described in "Risk Analysis" and in the "Cautionary Statement on Forward-Looking Information" on pages 40 - 41 of this MD&A.  In certain instances, references are made to relevant notes in the interim financial statements for additional information.

Where we say "we", "us", "our", the "Company" or "Kinross", we mean Kinross Gold Corporation or Kinross Gold Corporation and/or one or more or all of its subsidiaries, as it may apply. Where we refer to the "industry", we mean the gold mining industry.

1.	DESCRIPTION OF THE BUSINESS

Kinross is engaged in gold mining and related activities, including exploration and acquisition of gold-bearing properties, the extraction and processing of gold-containing ore, and reclamation of gold mining properties. Kinross' gold production and exploration activities are carried out principally in Canada, the United States, the Russian Federation, Brazil, Chile, Ghana and Mauritania.  Gold is produced in the form of doré, which is shipped to refineries for final processing.  Kinross also produces and sells silver.

The profitability and operating cash flow of Kinross are affected by various factors, including the amount of gold and silver produced, the market prices of gold and silver, operating costs, interest rates, regulatory and environmental compliance, the level of exploration activity and capital expenditures, general and administrative costs, and other discretionary costs and activities.  Kinross is also exposed to fluctuations in currency exchange rates, political risks, and varying levels of taxation that can impact profitability and cash flow.  Kinross seeks to manage the risks associated with its business operations; however, many of the factors affecting these risks are beyond the Company's control.

Commodity prices continue to be volatile as economies around the world continue to experience economic challenges along with political changes and uncertainty.  Volatility in the price of gold and silver impacts the Company's revenue, while volatility in the price of input costs, such as oil, and foreign exchange rates, particularly the Brazilian real, Chilean peso, Russian rouble, Mauritanian ouguiya, Ghanaian cedi, and Canadian dollar, may have an impact on the Company's operating costs and capital expenditures.

KINROSS GOLD CORPORATION
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the three months ended March 31, 2017

Consolidated Financial and Operating Highlights

	Three months ended March 31,
(in millions, except ounces, per share amounts and per ounce amounts)	2017	2016 (d)	Change	% Change (e)
Operating Highlights
Total gold equivalent ounces (a)
Produced (c)	677,781	691,910	(14,129)	(2%)
Sold (c)	652,516	664,165	(11,649)	(2%)

Attributable gold equivalent ounces (a)
Produced (c)	671,956	687,463	(15,507)	(2%)
Sold (c)	645,946	659,397	(13,451)	(2%)

Financial Highlights
Metal sales	$796.1	$782.6	$13.5	2%
Production cost of sales	$458.8	$457.7	$1.1	0%
Depreciation, depletion and amortization	$217.5	$193.2	$24.3	13%
Operating earnings	$48.6	$42.8	$5.8	14%
Net earnings attributable to common shareholders	$134.6	$35.0	$99.6	nm
Basic earnings per share attributable to common shareholders	$0.11	$0.03	$0.08	nm
Diluted earnings per share attributable to common shareholders	$0.11	$0.03	$0.08	nm
Adjusted net earnings attributable to common shareholders(b)	$23.4	$21.2	$2.2	10%
Adjusted net earnings per share (b)	$0.02	$0.02	-	-
Net cash flow provided from operating activities	$207.8	$214.5	$(6.7)	(3%)
Adjusted operating cash flow (b)	$250.9	$207.6	$43.3	21%
Capital expenditures	$178.9	$139.5	$39.4	28%
Average realized gold price per ounce	$1,220	$1,179	$41	3%
Consolidated production cost of sales per equivalent ounce(c) sold(b)	$703	$689	$14	2%
Attributable(a) production cost of sales per equivalent ounce (c) sold(b)	$701	$687	$14	2%
Attributable(a) production cost of sales per ounce sold on a by-product basis(b)	$686	$674	$12	2%
Attributable(a) all-in sustaining cost per ounce sold on a by-product basis(b)	$945	$950	$(5)	(1%)
Attributable(a) all-in sustaining cost per equivalent ounce (c) sold (b)	$953	$956	$(3)	(0%)
Attributable(a) all-in cost per ounce sold on a by-product basis(b)	$1,101	$1,015	$86	8%
Attributable(a) all-in cost per equivalent ounce (c) sold (b)	$1,104	$1,019	$85	8%

(a)	"Total" includes 100% of Chirano production. "Attributable" includes Kinross' share of Chirano (90%) production.
(b)	The definition and reconciliation of these non-GAAP financial measures is included in Section 11 of this document.
(c)
"Gold equivalent ounces" include silver ounces produced and sold converted to a gold equivalent based on a ratio of the average spot market prices for the commodities for each period.  The ratio for the first quarter of 2017 was 69.99:1 (first quarter of 2016 - 79.64:1).

(d)
On January 11, 2016, Kinross completed the acquisition of 100% of the Bald Mountain gold mine ("Bald Mountain") and the remaining 50% interest in the Round Mountain gold mine ("Round Mountain").  The interim financial statements for the three months ended March 31, 2016 were recast to reflect the retrospective impact of the finalization of the purchase price allocation.

(e)	"nm" means not meaningful.

KINROSS GOLD CORPORATION
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the three months ended March 31, 2017

Consolidated Financial Performance

First quarter 2017 vs. First quarter 2016

Kinross' attributable production decreased by 2% compared with the first quarter of 2016, primarily due to lower production at Kupol as a result of a decrease in grades and at Maricunga as a result of the suspension of mining and crushing activities due to the imposition of water curtailment orders by Chile's environmental enforcement authority (the "SMA"). These decreases were partially offset by higher production at Bald Mountain due to an increase in mining activities, and at Tasiast and Chirano due to higher grades.

During the first quarter of 2017, metal sales were higher compared with the same period in 2016 due to an increase in metal prices realized, partially offset by a decrease in gold equivalent ounces sold.  Gold equivalent ounces sold in the first quarter of 2017 decreased to 652,516 ounces compared with 664,165 ounces in the same period of 2016 primarily due to the decrease in production as described above and the timing of sales at Maricunga.  The average gold price realized increased from $1,179 per ounce in the first quarter of 2016 to $1,220 per ounce in the first quarter of 2017.

Production cost of sales increased slightly compared with the first quarter of 2016, primarily due to higher production at Bald Mountain, and at Paracatu due to higher operating waste mined and maintenance costs as well as unfavourable foreign exchange movements. In addition, costs were higher at Round Mountain as a result of an increase in operating waste mined. The increases were largely offset by the decrease in gold equivalent ounces sold at Maricunga and a continued reduction in costs at Kettle River-Buckhorn as the mine nears the end of its life.  The increase in attributable production cost of sales per equivalent ounce sold is mainly due to higher costs per ounce at Paracatu, Round Mountain and Kupol.

Depreciation, depletion and amortization increased by 13% compared with the first quarter of 2016, mainly due to increases in the depreciable asset base at Round Mountain and Bald Mountain, and at Chirano due to an increase in gold ounces sold, partially offset by lower depreciation at Maricunga due to decreases in gold equivalent ounces sold and depreciable asset base.

On March 28, 2017, the Company announced it has entered into an agreement to sell its 25% interest in the Cerro Casale project in Chile ("Cerro Casale"), and its 100% interest in the Quebrada Seca exploration project ("Quebrada Seca") to Goldcorp Inc. ("Goldcorp"). As the selling price is higher than the carrying value, the Company recorded a reversal of previously recorded impairment charges of $97.0 million related to its investment in Cerro Casale during the three months ended March 31, 2017.

Operating earnings were higher by 14% in the first quarter of 2017 compared with the same period in 2016, primarily due to the increase in metal prices realized.

During the first quarter of 2017, net earnings attributable to common shareholders were $134.6 million, or $0.11 per share, compared with $35.0 million, or $0.03 per share, in the same period of 2016.  The change was primarily a result of the increase in operating earnings, the impairment reversal described above and insurance recoveries of $17.5 million in Chile.  The Company recorded a tax expense of $2.9 million, compared with an income tax recovery of $12.7 million in the first quarter of 2016.  The $2.9 million tax expense recognized in the first quarter of 2017 included $4.4 million of recovery due to re-measurement of deferred tax assets and liabilities as a result of fluctuations in foreign exchange rates with respect to the Brazilian real and the Russian rouble. The $12.7 million tax recovery in the first quarter of 2016 included a recovery of $6.2 million due to re-measurements of deferred tax assets and liabilities as a result of fluctuations in foreign exchange rates with respect to the Brazilian real and the Russian rouble.  In addition, a deferred tax benefit of $28.3 million was recognized in respect of the acquisition of Bald Mountain and 50% of Round Mountain.
Adjusted net earnings attributable to common shareholders in the first quarter of 2017 were $23.4 million, or $0.02 per share, compared with adjusted net earnings attributable to common shareholders of $21.2 million, or $0.02 per share, for the same period in 2016.  The increase in adjusted net earnings was due to the increase in net earnings as described above.

Net cash flow provided from operating activities decreased to $207.8 million in the first quarter of 2017 from $214.5 million in the first quarter of 2016, primarily due to less favourable working capital changes, partially offset by the increase in operating earnings as described above.

During the first quarter of 2017, adjusted operating cash flow increased to $250.9 million from $207.6 million in the same period of 2016, primarily due to the increase in the net earnings described above.

Capital expenditures increased to $178.9 million compared with $139.5 million in the first quarter of 2016, primarily due to increased spending at Tasiast, Paracatu and Bald Mountain, partially offset by lower spending at Kupol.
During the first quarter of 2017, attributable all-in sustaining cost per equivalent ounce sold and per ounce sold on a by-product basis remained comparable with the same period in 2016. Attributable all-in cost per equivalent ounce sold and per ounce sold on a by-product basis increased compared with the same period in 2016, primarily due to an increase in non-sustaining capital expenditures and the decrease in attributable gold equivalent ounces sold.

KINROSS GOLD CORPORATION
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the three months ended March 31, 2017

2.	IMPACT OF KEY ECONOMIC TRENDS

Kinross' 2016 annual MD&A contains a discussion of key economic trends that affect the Company and its financial statements. Please refer to the MD&A for the year ended December 31, 2016, which is available on the Company's website www.kinross.com and on www.sedar.com or is available upon request from the Company. Included in this MD&A is an update reflecting significant changes since the preparation of the 2016 annual MD&A.

Price of Gold

The price of gold is the largest single factor in determining profitability and cash flow from operations, therefore, the financial performance of the Company has been, and is expected to continue to be, closely linked to the price of gold.  During the first quarter of 2017, the average price of gold was $1,219 per ounce, with gold trading between $1,151 and $1,258 per ounce based on the London PM Fix gold price.  This compares to an average of $1,183 per ounce during the first quarter of 2016, with a low of $1,077 and a high of $1,278 per ounce.  During the first quarter of 2017, Kinross realized an average price of $1,220 per ounce compared with $1,179 per ounce for the corresponding period in 2016.

Major influences on the gold price during the first quarter of 2017 included the initial strengthening of the U.S. dollar when the U.S Federal Reserve raised interest rates by 25 basis points, negative interest rate policies in Japan and Europe, and an increase in holdings of gold exchange-traded funds.  Gold was also impacted by the continued uncertainty over European politics and the change in administration in the United States.

Cost Sensitivity

The Company's profitability is subject to industry wide cost fluctuations on development and operating costs with respect to labour, energy, capital expenditures and consumables in general.  Since mining is generally an energy intensive activity, especially in open pit mining, energy prices can have a significant impact on operations.  The cost of fuel as a percentage of operating costs varies amongst the Company's mines, and overall, operations have experienced modest fuel price increases since late 2016, reflecting the decision made by the Organization of the Petroleum Exporting Countries ("OPEC") to reduce oil production.  Kinross manages its exposure to energy costs by entering, from time to time, into various hedge positions – refer to Section 6 Liquidity and Capital Resources for details.

Currency Fluctuations

At the Company's non-U.S. mining operations and exploration activities, which are primarily located in Brazil, Chile, Ghana, Mauritania, the Russian Federation, and Canada, a portion of operating costs and capital expenditures are denominated in their respective local currencies.  Generally, as the U.S. dollar strengthens, these currencies weaken, and as the U.S. dollar weakens, these foreign currencies strengthen.  During the three months ended March 31, 2017, the U.S. dollar, on average, was weaker relative to the Brazilian real, Russian rouble, Canadian dollar and Chilean peso, and stronger relative to the Ghanaian cedi and Mauritanian ouguiya compared with the same period in 2016.  As at March 31, 2017, the U.S. dollar was weaker compared to the December 31, 2016 spot exchange rates of the Russian rouble, Canadian dollar, Brazilian real, and Chilean peso, and stronger relative to the Ghanaian cedi and Mauritanian ouguiya.  In order to manage this risk, the Company uses currency hedges for certain foreign currency exposures – refer to Section 6 Liquidity and Capital Resources for details.

KINROSS GOLD CORPORATION
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the three months ended March 31, 2017

3.	OUTLOOK

The following section of this MD&A represents forward-looking information and users are cautioned that actual results may vary. We refer to the risks and assumptions contained in the Cautionary Statement on Forward-Looking Information on pages 40 - 41 of this MD&A.

Unless otherwise stated "attributable" production includes only Kinross' share of Chirano production (90%).  Production cost of sales per attributable gold equivalent ounce is defined as production cost of sales as per the interim financial statements divided by the number of gold equivalent ounces sold, reduced for Chirano (10%) sales attributable to third parties.

Operational Outlook

As previously announced on February 15, 2017, Kinross expects to produce approximately 2.5 to 2.7 million gold equivalent ounces during 2017.

The Company expects to be within its production cost of sales guidance range of $660 to $720 per gold equivalent ounce and its all-in sustaining cost guidance range of $925 to $1,025 per gold equivalent ounce sold in 2017.

Kinross also expects to meet its 2017 capital expenditure forecast of approximately $900 million (plus or minus 5%).

KINROSS GOLD CORPORATION
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the three months ended March 31, 2017

4.	PROJECT UPDATES AND NEW DEVELOPMENTS

Tasiast Phase One and Phase Two expansion update

The Tasiast Phase One project continues to progress well, with full commercial production expected in the second quarter of 2018. Engineering and procurement are substantially complete and plant construction is 35% complete. All major construction contracts have now been awarded, and 80% of all equipment and materials are on site. Installation and mechanical work for the Semi-Autogenous Grinding Mill ("SAG") has begun and planned upgrades to the leach tanks, cyclone towers and oxygen plant in the existing processing facilities have commenced.

Phase One is expected to increase plant throughput to 12,000 tonnes per day ("t/d"), and increase production to approximately 400,000 gold equivalent ounces per year at an all-in sustaining cost of $760 per gold equivalent ounce.

The Tasiast Phase Two expansion feasibility study is also progressing well and is on schedule to be completed in the third quarter of 2017. The Company is expecting to make a development decision once the feasibility study is finalized.

Bald Mountain update

The Company continues to develop the mine's potential after doubling the site's proven and probable mineral reserve estimates at year-end 2016. In the South area, engineering work at the Vantage Complex project is 60% complete. Major construction work is expected to commence in the first half of 2018, with the proposed heap leach pad and associated processing facilities and infrastructure expected to accommodate a total capacity of 68 million tonnes of ore.

Russia projects update

Kinross' Russian development projects continue to progress. At the Moroshka project, located approximately four kilometres from Kupol, portal construction is complete, decline development is on schedule, and construction of surface infrastructure is 50% complete. At September Northeast, located approximately 15 kilometres northwest of Dvoinoye, stripping has commenced, with development of the project completed on time and on budget. Processing of September Northeast ore at the Kupol mill is expected to commence in June. The new filter cake plant at Kupol is in operation, which allows for tailings storage for the current mineral reserve estimates, and flexibility to permit additional storage capacity for potential mine life extensions.

Round Mountain Phase W

Feasibility study continues to progress well and is expected to be completed in the third quarter of 2017. The Company is expecting to make a development decision at that time. The scope of the Phase W expansion project involves changes to site infrastructure and processing facilities, and a substantial pre-stripping campaign to access a deeper extension of the mineralized zone. Phase W has the potential to extend life of mine at Round Mountain, one of the most consistent performing mines in the Company's portfolio.

Recent transaction

Disposition of Interest in Cerro Casale

On March 28, 2017, the Company announced it has entered into an agreement to sell its 25% interest in Cerro Casale in Chile, and its 100% interest in Quebrada Seca to Goldcorp.

The transaction is expected to be completed in the second quarter of 2017, subject to customary conditions of closing as well as the completion of the sale of a 25% interest in Cerro Casale by Barrick to Goldcorp. On closing of the sale, the Company will receive $260.0 million in cash, which includes $20.0 million for Quebrada Seca. Additional terms of the transaction include $40.0 million in cash payable following a construction decision for Cerro Casale, assumption by Goldcorp of a $20.0 million payment obligation payable to Barrick when production at Cerro Casale commences and a 1.25% royalty from Goldcorp based on 25% of gross revenues from all metals sold at Cerro Casale and Quebrada Seca, with Kinross foregoing the first $10.0 million. Additionally on closing, the Company will enter into a water supply agreement with the Cerro Casale joint venture to have certain rights to access, up to a fixed amount, of water not required by the Cerro Casale joint venture.

KINROSS GOLD CORPORATION
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the three months ended March 31, 2017

5.	CONSOLIDATED RESULTS OF OPERATIONS

Operating Highlights

	Three months ended March 31,
(in millions, except ounces and per ounce amounts)	2017	2016 (c)	Change	% Change (d)
Operating Statistics
Total gold equivalent ounces (a)
Produced (b)	677,781	691,910	(14,129)	(2%)
Sold (b)	652,516	664,165	(11,649)	(2%)

Attributable gold equivalent ounces (a)
Produced (b)	671,956	687,463	(15,507)	(2%)
Sold (b)	645,946	659,397	(13,451)	(2%)

Gold ounces - sold	633,806	647,490	(13,684)	(2%)
Silver ounces - sold (000's)	1,310	1,328	(18)	(1%)
Average realized gold price per ounce	$1,220	$1,179	$41	3%

Financial data
Metal sales	$796.1	$782.6	$13.5	2%
Production cost of sales	$458.8	$457.7	$1.1	0%
Depreciation, depletion and amortization	$217.5	$193.2	$24.3	13%
Operating earnings	$48.6	$42.8	$5.8	14%
Net earnings attributable to common shareholders	$134.6	$35.0	$99.6	nm

(a)	"Total" includes 100% of Chirano production. "Attributable" includes Kinross' share of Chirano (90%) production.
(b)
"Gold equivalent ounces" include silver ounces produced and sold converted to a gold equivalent based on a ratio of the average spot market prices for the commodities for each period.  The ratio for the first quarter of 2017 was 69.99:1 (first quarter of 2016 - 79.64:1).

(c)
The interim financial statements for the three months ended March 31, 2016 were recast to reflect the retrospective impact of the finalization of the purchase price allocation for the acquisition of Bald Mountain and 50% of Round Mountain.

(d)	"nm" means not meaningful.

KINROSS GOLD CORPORATION
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the three months ended March 31, 2017

Operating Earnings (Loss) by Segment
	Three months ended March 31,
(in millions)	2017	2016 (c)	Change	% Change

Operating segments
Fort Knox	$33.8	$17.0	$16.8	99%
Round Mountain	20.1	29.5	(9.4)	(32%)
Bald Mountain	2.0	(2.8)	4.8	171%
Kettle River-Buckhorn	15.6	9.0	6.6	73%
Paracatu	(5.8)	18.9	(24.7)	(131%)
Maricunga	4.5	9.8	(5.3)	(54%)
Kupol (a)	44.9	74.3	(29.4)	(40%)
Tasiast	(1.6)	(31.8)	30.2	95%
Chirano	(11.9)	(19.5)	7.6	39%
Non-operating segment
Corporate and Other (b)	(53.0)	(61.6)	8.6	14%
Total	$48.6	$42.8	$5.8	14%

(a)	The Kupol segment includes the Kupol and Dvoinoye mines.
(b)
"Corporate and Other" includes operating costs which are not directly related to individual mining properties such as overhead expenses, gains and losses on disposal of assets and investments, and other costs relating to non-operating assets (including La Coipa, Lobo-Marte, Cerro Casale and White Gold).

(c)
The interim financial statements for the three months ended March 31, 2016 were recast to reflect the retrospective impact of the finalization of the purchase price allocation from the acquisition of Bald Mountain and 50% of Round Mountain.

KINROSS GOLD CORPORATION
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the three months ended March 31, 2017

Mining operations

Fort Knox (100% ownership and operator) – USA

	Three months ended March 31,
	2017	2016	Change	% Change
Operating Statistics
Tonnes ore mined (000's)	5,242	6,786	(1,544)	(23%)
Tonnes processed (000's) (a)	6,818	10,741	(3,923)	(37%)
Grade (grams/tonne)(b)	0.75	0.66	0.09	14%
Recovery(b)	83.1%	81.3%	1.8%	2%
Gold equivalent ounces:
Produced	93,038	87,800	5,238	6%
Sold	94,741	87,889	6,852	8%

Financial Data (in millions)
Metal sales	$115.3	$102.8	$12.5	12%
Production cost of sales	58.5	62.2	(3.7)	(6%)
Depreciation, depletion and amortization	22.5	23.5	(1.0)	(4%)
	34.3	17.1	17.2	101%
Exploration and business development	0.2	0.1	0.1	100%
Other	0.3	-	0.3	100%
Segment operating earnings	$33.8	$17.0	$16.8	99%

(a)	Includes 3,885,000 tonnes placed on the heap leach pads during the first quarter of 2017 (first quarter of 2016 - 7,495,000 tonnes).
(b)
Amount represents mill grade and recovery only.  Ore placed on the heap leach pads had an average grade of 0.23 grams per tonne during the first quarter of 2017 (first quarter of 2016 - 0.26  grams per tonne).  Due to the nature of heap leach operations, point-in-time recovery rates are not meaningful.

First quarter 2017 vs. First quarter 2016
Tonnes of ore mined were lower by 23% compared with the first quarter of 2016, primarily due to mining activities involving increased capitalized stripping.  Tonnes of ore processed were lower by 37% compared with the first quarter of 2016, largely due to the decrease in tonnes of ore mined and lower tonnes placed on the heap leach pads due to unfavourable weather conditions. Mill grades were 14% higher compared with the same period in 2016, largely due to planned mine sequencing.  Gold equivalent ounces produced increased by 6% compared with the first quarter of 2016, primarily due to higher mill grades and the timing of ounces processed through the mill, partially offset by a decrease in ore recovered from the heap leach pads.  Gold equivalent ounces sold increased by 8%, primarily due to the increase in gold equivalent ounces produced.  Gold equivalent ounces sold in the first quarter of 2017 exceeded production due to timing of shipments.

During the first quarter of 2017, metal sales increased by 12% compared with the same period in 2016 due to increases in gold equivalent ounces sold and metal prices realized.  Production cost of sales decreased by 6% compared with the first quarter of 2016, mainly due to a decrease in labour costs by 12%, contractor costs by 19% and lower operating waste mined, partially offset by an increase in power costs by 24%.  During the first quarter of 2017, depreciation, depletion and amortization remained comparable with the same period in 2016.

KINROSS GOLD CORPORATION
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the three months ended March 31, 2017
Round Mountain (100% ownership and operator) – USA

	Three months ended March 31,
	2017	2016 (d)	Change	% Change (c)
Operating Statistics
Tonnes ore mined (000's)(a)	5,947	4,018	1,929	48%
Tonnes processed (000's)(a)	5,499	3,940	1,559	40%
Grade (grams/tonne)(b)	1.14	1.17	(0.03)	(3%)
Recovery(b)	81.7%	82.9%	(1.2%)	(1%)
Gold equivalent ounces:
Produced	102,749	92,926	9,823	11%
Sold	104,098	90,474	13,624	15%

Financial Data (in millions)
Metal sales	$126.9	$106.4	$20.5	19%
Production cost of sales	75.5	60.4	15.1	25%
Depreciation, depletion and amortization	28.9	16.1	12.8	80%
	22.5	29.9	(7.4)	(25%)
Exploration and business development	2.4	0.4	2.0	nm
Segment operating earnings	$20.1	$29.5	$(9.4)	(32%)

(a)
Tonnes of ore mined/processed represent 100% of operations for all periods. Includes 4,548,000 tonnes placed on the heap leach pads during the first quarter of 2017 (first quarter of 2016 - 3,017,000).

(b)
Amount represents mill grade and recovery only.  Ore placed on the heap leach pads had an average grade of 0.51 grams per tonne during the first quarter of 2017 (first quarter of 2016 - 0.44 grams per tonne).  Due to the nature of heap leach operations, point-in-time recovery rates are not meaningful.

(c)	"nm" means not meaningful.
(d)
The interim financial statements for the three months ended March 31, 2016 were recast to reflect the retrospective impact of the finalization of the purchase price allocation  for the acquisition of the remaining 50% interest of Round Mountain.

First quarter 2017 vs. First quarter 2016

Tonnes of ore mined and processed increased by 48% and 40%, respectively, compared with the same period in 2016, largely due to planned mine sequencing, which involved mining deeper in the current phase of mining and an increase in tonnes being stacked on the heap leach pads, as per the mine plan.  Gold equivalent ounces produced were higher compared with the same period in 2016, mainly due to an increase in ounces recovered from the heap leach pads during the first quarter of 2017.

In the first quarter of 2017, metal sales increased by 19% compared with the same period of 2016, due to increases in gold equivalent ounces sold and metal prices realized.  Production cost of sales increased by 25% compared with the same period in 2016, largely due to the increase in gold equivalent ounces sold and an increase in operating waste mined, which accounted for 10% of the increase in production costs of sales. Depreciation, depletion and amortization increased to $28.9 million from $16.1 million in the first quarter of 2016, primarily due to increases in gold equivalent ounces sold and the depreciable asset base, and a decrease in mineral reserves at December 31, 2016.

KINROSS GOLD CORPORATION
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the three months ended March 31, 2017
Bald Mountain (100% ownership and operator) – USA

	Three months ended March 31,	Period ended March 31,
	2017	2016 (c)	Change	% Change (b)
Operating Statistics (a)
Tonnes ore mined (000's)	3,660	1,766	1,894	107%
Tonnes processed (000's)	3,660	1,766	1,894	107%
Grade (grams/tonne)	0.69	0.62	0.07	11%
Gold equivalent ounces:
Produced	47,077	20,422	26,655	131%
Sold	41,647	11,197	30,450	nm

Financial Data (in millions)
Metal sales	$50.7	$13.4	$37.3	nm
Production cost of sales	33.8	13.1	20.7	158%
Depreciation, depletion and amortization	14.1	2.0	12.1	nm
	2.8	(1.7)	4.5	nm
Exploration and business development	0.6	1.1	(0.5)	(45%)
Other	0.2	-	0.2	100%
Segment operating earnings (loss)	$2.0	$(2.8)	$4.8	171%

(a)	Due to the nature of heap leach operations, point-in-time recovery rates are not meaningful.
(b)	"nm" means not meaningful.
(c)
The interim financial statements for the period ended March 31, 2016 were recast to reflect the retrospective impact of the finalization of the purchase price allocation of the acquisition of Bald Mountain.

First quarter 2017 vs. First quarter 2016

Tonnes of ore mined and processed increased by 107% compared with the period ended March 31, 2016, consistent with the mine plan. Grade increased by 11% compared to the period ended March 31, 2016, due to mine sequencing involving mining in higher grade locations. Gold equivalent ounces produced were higher compared with the period ended March 31, 2016, largely due to more ounces recovered from the heap leach pads, as a result of the increases in tonnes placed and grades.

In the first quarter of 2017, metal sales increased to $50.7 million from $13.4 million in the period ended March 31, 2016 due to increases in gold equivalent ounces sold and realized gold price.  Production cost of sales increased compared with the period ended March 31, 2016, largely due to the increase in gold equivalent ounces sold. Depreciation, depletion and amortization increased to $14.1 million from $2.0 million in the period ended March 31, 2016, primarily due to increases in gold equivalent ounces sold and the depreciable asset base, partially offset by an increase in mineral reserves at December 31, 2016.

KINROSS GOLD CORPORATION
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the three months ended March 31, 2017
Kettle River–Buckhorn (100% ownership and operator) – USA

	Three months ended March 31,
	2017	2016	Change	% Change (a)
Operating Statistics
Tonnes ore mined (000's)	98	86	12	14%
Tonnes processed (000's)	96	107	(11)	(10%)
Grade (grams/tonne)	9.95	7.23	2.72	38%
Recovery	92.7%	91.9%	0.8%	1%
Gold equivalent ounces:
Produced	24,566	28,312	(3,746)	(13%)
Sold	24,895	28,264	(3,369)	(12%)

Financial Data (in millions)
Metal sales	$30.2	$32.8	$(2.6)	(8%)
Production cost of sales	13.7	22.2	(8.5)	(38%)
Depreciation, depletion and amortization	0.4	1.4	(1.0)	(71%)
	16.1	9.2	6.9	75%
Exploration and business development	0.7	0.1	0.6	nm
Other	(0.2)	0.1	(0.3)	nm
Segment operating earnings	$15.6	$9.0	$6.6	73%

(a) "nm" means not meaningful.

First quarter 2017 vs. First quarter 2016

Tonnes of ore mined increased by 14% compared with the same period in 2016, primarily due to planned mine sequencing. Gold equivalent ounces produced and sold decreased by 13% and 12%, respectively, compared with the first quarter of 2016, largely due to lower throughput and the timing of ounces processed through the mill, partially offset by higher grades.

In the first quarter of 2017, metal sales decreased by 8% compared with the same period in 2016 due to the decrease in gold equivalent ounces sold, partially offset by an increase in metal prices realized.  Production cost of sales decreased by 38% compared with the first quarter of 2016, primarily due to a continued reduction in costs as Kettle River-Buckhorn nears the end of its mine life and the decrease in gold equivalent ounces sold, partially offset by higher contractor and fuel costs.  Depreciation, depletion and amortization decreased compared with the same period in 2016, largely as a result of a decrease in the depreciable asset base as the mine nears the end of its life.

KINROSS GOLD CORPORATION
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the three months ended March 31, 2017
Paracatu (100% ownership and operator) – Brazil

	Three months ended March 31,
	2017	2016	Change	% Change
Operating Statistics
Tonnes ore mined (000's)	10,226	11,825	(1,599)	(14%)
Tonnes processed (000's)	11,892	11,439	453	4%
Grade (grams/tonne)	0.38	0.44	(0.06)	(14%)
Recovery	73.3%	73.1%	0.2%	0%
Gold equivalent ounces:
Produced	108,096	119,376	(11,280)	(9%)
Sold	103,276	117,090	(13,814)	(12%)

Financial Data (in millions)
Metal sales	$125.9	$138.6	$(12.7)	(9%)
Production cost of sales	97.9	79.9	18.0	23%
Depreciation, depletion and amortization	33.5	35.4	(1.9)	(5%)
	(5.5)	23.3	(28.8)	(124%)
Other	0.3	4.4	(4.1)	(93%)
Segment operating earnings (loss)	$(5.8)	$18.9	$(24.7)	(131%)

First quarter 2017 vs. First quarter 2016

Tonnes of ore mined were lower by 14% compared with the first quarter of 2016, primarily due to planned mine sequencing, which involved an increase in operating waste mined and lower run of mine ore being mined.  Tonnes of ore processed were higher by 4% compared with the same period in 2016, largely due to an increase in tonnes processed from the Santo Antonio tailings. Grade decreased by 14% compared with the same period in 2016, largely due to planned mine sequencing and the metallurgical characteristics of the ore mined.  Gold equivalent ounces produced decreased by 9% compared with the same period in 2016, primarily due to the lower mill grade, partially offset by an increase in gold recovered from the Santo Antonio tailings.

During the first quarter of 2017, metal sales were lower by 9% compared with the same period in 2016 due to a decrease in gold equivalent ounces sold, partially offset by an increase in metal prices realized.  Production cost of sales were higher by 23% compared with the same period in 2016, primarily due to higher operating waste mined and maintenance costs as well as unfavourable foreign exchange movements.  Depreciation, depletion and amortization were 5% lower compared with the first quarter of 2016, primarily due to the decrease in gold equivalent ounces sold, partially offset by an increase in the depreciable asset base.

KINROSS GOLD CORPORATION
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the three months ended March 31, 2017
Maricunga (100% ownership and operator) – Chile

	Three months ended March 31,
	2017	2016	Change	% Change
Operating Statistics (a)
Tonnes ore mined (000's)	-	3,947	(3,947)	(100%)
Tonnes processed (000's)	-	4,254	(4,254)	(100%)
Grade (grams/tonne)	-	0.69	(0.69)	(100%)
Gold equivalent ounces:
Produced	36,001	59,076	(23,075)	(39%)
Sold	8,571	57,490	(48,919)	(85%)

Financial Data (in millions)
Metal sales	$10.4	$67.9	$(57.5)	(85%)
Production cost of sales	3.0	47.3	(44.3)	(94%)
Depreciation, depletion and amortization	1.2	10.8	(9.6)	(89%)
	6.2	9.8	(3.6)	(37%)
Other	1.7	-	1.7	100%
Segment operating earnings	$4.5	$9.8	$(5.3)	(54%)

(a)	Due to the nature of heap leach operations, point-in-time recovery rates are not meaningful.

First quarter 2017 vs. First quarter 2016

As a result of the suspension of mining and crushing activities at Maricunga, there was no ore mined and processed in the first quarter of 2017.  Gold equivalent ounces produced is related to ounces recovered from the heap leach pads and decreased by 39% in the first quarter of 2017 compared with the first quarter of 2016, primarily due to the suspension of mining and crushing activities. Gold equivalent ounces sold decreased by 85% compared with the same period in 2016, primarily due to the decrease in gold equivalent ounces produced.  Gold equivalent ounces sold in the first quarter of 2017 were lower than production due to timing of sales.

During the first quarter of 2017, metal sales decreased by 85% compared with the same period in 2016 due to the decrease in gold equivalent ounces sold.  Production cost of sales decreased by 94% compared with the same period in 2016, primarily due to the decrease in gold equivalent ounces sold.  Depreciation, depletion and amortization decreased from $10.8 million in the first quarter of 2016 to $1.2 million, primarily due to decreases in gold equivalent ounces sold and the depreciable asset base, partially offset by a decrease in mineral reserves.

KINROSS GOLD CORPORATION
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the three months ended March 31, 2017
Kupol (100% ownership and operator) – Russian Federation (a)

	Three months ended March 31,
	2017	2016	Change	% Change
Operating Statistics
Tonnes ore mined (000's) (b)	448	494	(46)	(9%)
Tonnes processed (000's)	417	416	1	0%
Grade (grams/tonne):
Gold	10.23	13.92	(3.69)	(27%)
Silver	83.03	104.19	(21.16)	(20%)
Recovery:
Gold	95.0%	95.4%	(0.4%)	(0%)
Silver	85.4%	87.8%	(2.4%)	(3%)
Gold equivalent ounces: (c)
Produced	143,378	192,450	(49,072)	(25%)
Sold	143,481	175,691	(32,210)	(18%)
Silver ounces:
Produced (000's)	1,004	1,116	(112)	(10%)
Sold (000's)	1,004	1,070	(66)	(6%)

Financial Data (in millions)
Metal sales	$175.0	$207.1	$(32.1)	(15%)
Production cost of sales	71.8	78.2	(6.4)	(8%)
Depreciation, depletion and amortization	55.0	52.9	2.1	4%
	48.2	76.0	(27.8)	(37%)
Exploration and business development	3.3	1.7	1.6	94%
Segment operating earnings	$44.9	$74.3	$(29.4)	(40%)

(a)	The Kupol segment includes the Kupol and Dvoinoye mines.
(b)	Includes 149,000 tonnes of ore mined from Dvoinoye during the first quarter of 2017 (first quarter of 2016 - 154,000).
(c)
"Gold equivalent ounces" include silver ounces produced and sold converted to a gold equivalent based on a ratio of the average spot market prices for the commodities for each period.  The ratio for the first quarter of 2017 was 69.99:1 (first quarter of 2016 - 79.64:1).

First quarter 2017 vs. First quarter 2016

Tonnes of ore mined decreased by 9% compared with the same period in 2016, primarily due to higher operating waste mined.  Mill grades decreased in the first quarter of 2017 compared with the same period in 2016, due to an increase in the proportion of ore processed from the low grade stopes at both Kupol and Dvoinoye, as per the mine plan.  Gold equivalent ounces produced were 25% lower compared with the same period in 2016, largely due to the decrease in grades.

During the first quarter of 2017, metal sales decreased by 15% compared with the same period in 2016 due to a decrease in gold equivalent ounces sold, partially offset by an increase in metal prices realized.  Production cost of sales were lower by 8% compared with the same period in 2016, primarily due to the decrease in gold equivalent ounces sold, partially offset by an increase in labour costs due to unfavourable foreign exchange movements and higher processing costs related to the startup of the filter cake plant operations at Kupol. Depreciation, depletion and amortization increased by 4% compared with the first quarter of 2016, mainly due to an increase in the depreciable asset base related to the completion of the filter cake plant, partially offset by the decrease in gold equivalent ounces sold.

KINROSS GOLD CORPORATION
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the three months ended March 31, 2017
Tasiast (100% ownership and operator) – Mauritania
	Three months ended March 31,
	2017	2016	Change	% Change
Operating Statistics
Tonnes ore mined (000's)	1,037	1,891	(854)	(45%)
Tonnes processed (000's) (a)	821	1,964	(1,143)	(58%)
Grade (grams/tonne) (b)	2.41	1.51	0.90	60%
Recovery (b)	92.0%	90.6%	1.4%	2%
Gold equivalent ounces:
Produced	64,623	47,078	17,545	37%
Sold	66,112	48,391	17,721	37%

Financial Data (in millions)
Metal sales	$81.3	$57.8	$23.5	41%
Production cost of sales	47.0	47.2	(0.2)	(0%)
Depreciation, depletion and amortization	25.3	22.7	2.6	11%
	9.0	(12.1)	21.1	174%
Exploration and business development	1.3	1.9	(0.6)	(32%)
Other	9.3	17.8	(8.5)	(48%)
Segment operating loss	$(1.6)	$(31.8)	$30.2	95%

(a)	Includes 75,000 tonnes placed on the dump leach pads during the first quarter of 2017 (first quarter of 2016 - 1,187,000 tonnes).
(b)
Amount represents mill grade and recovery only.  Ore placed on the dump leach pads had an average grade of  0.50 grams per tonne during the first quarter of 2017 (first quarter of 2016 - 0.41 grams per tonne).  Due to the nature of dump leach operations, point-in-time recovery rates are not meaningful.

First quarter 2017 vs. First quarter 2016

Tonnes of ore mined decreased by 45% compared with the first quarter of 2016, primarily due to mine sequencing, which involved a decrease in mining of lower grade leachable ore from the West Branch deposit.  Tonnes of ore processed decreased by 58%, primarily due to the decrease in tonnes of ore placed on the dump leach pads. Mill grades increased by 60% compared with the same period in 2016, due to the metallurgical characteristics of the ore being mined, as per the mine plan.  Gold equivalent ounces produced increased by 37% compared with the same period in 2016, largely due to increases in mill grades and recovery. Gold equivalent ounces sold in the first quarter of 2017 exceeded production due to timing of shipments.

During the first quarter of 2017, metal sales increased by 41% compared with the first quarter of 2016 due to increases in metal prices realized and gold equivalent ounces sold.  Production cost of sales remained comparable with the same period in 2016; the decrease in costs associated with mining and processing activities were largely offset by the increase in gold equivalent ounces sold.  Depreciation, depletion and amortization increased by 11% compared with the same period of 2016, primarily due to an increase in the depreciable asset base.

KINROSS GOLD CORPORATION
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the three months ended March 31, 2017
Chirano (90% ownership and operator) – Ghana(a)

	Three months ended March 31,
	2017	2016	Change	% Change (b)
Operating Statistics
Tonnes ore mined (000's)	845	453	392	87%
Tonnes processed (000's)	852	847	5	1%
Grade (grams/tonne)	2.25	1.77	0.48	27%
Recovery	92.3%	90.9%	1.4%	2%
Gold equivalent ounces:
Produced	58,253	44,470	13,783	31%
Sold	65,695	47,679	18,016	38%

Financial Data (in millions)
Metal sales	$80.4	$55.8	$24.6	44%
Production cost of sales	57.6	47.2	10.4	22%
Depreciation, depletion and amortization	34.5	25.7	8.8	34%
	(11.7)	(17.1)	5.4	32%
Exploration and business development	1.3	1.7	(0.4)	(24%)
Other	(1.1)	0.7	(1.8)	nm
Segment operating loss	$(11.9)	$(19.5)	$7.6	39%

(a)	Operating and financial data are at 100% for all periods.
(b)	"nm" means not meaningful.

First quarter 2017 vs. First quarter 2016

Tonnes of ore mined increased by 87% compared with the same period in 2016, primarily due to increased mining activities at the Tano open pit, and the Paboase and Akoti underground deposits, partially offset by a reduction of mining activities at the Akwabaa underground deposit.  Mill grades were 27% higher compared with the same period in 2016, mainly due to increased ore mined at Paboase and Akoti. Gold equivalent ounces sold in the first quarter of 2017 exceeded production due to timing of shipments.

During the first quarter of 2017, metal sales were 44% higher compared with the same period in 2016, due to increases in gold equivalent ounces sold and metal prices realized.  Production cost of sales increased by 22% compared with the same period in 2016, primarily due to the increase in gold equivalent ounces sold and higher labour costs, which accounted for 7% of the increase in production cost of sales. Additionally, 3% of the increase in production cost was due to an increase in maintenance supplies, largely offset by a decrease in power costs.  Depreciation, depletion and amortization increased by 34% compared with the first quarter of 2016, largely due to increases in gold equivalent ounces sold and depreciable asset base.

KINROSS GOLD CORPORATION
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the three months ended March 31, 2017
Exploration and business development

	Three months ended March 31,
(in millions)	2017	2016	Change	% Change
Exploration and business development	$21.0	$16.7	$4.3	26%

Exploration and business development expenses were $21.0 million compared with $16.7 million in the first quarter of 2016.  Of the total exploration and business development expense, expenditures on exploration totaled $14.0 million compared with $9.4 million in the first quarter of 2016.  Capitalized exploration expenses, including capitalized evaluation expenditures, totaled $nil for the first quarter of both 2017 and 2016.

Kinross was active on 10 mine sites, near-mine and greenfield initiatives during the first quarter of 2017, with a total of 60,109 metres drilled.  During the first quarter of 2016, Kinross was active on more than 14 mine sites, near-mine and greenfield initiatives, with a total of 39,542 metres drilled.
General and administrative

	Three months ended March 31,
(in millions)	2017	2016	Change	% Change
General and administrative	$35.2	$38.3	$(3.1)	(8%)

General and administrative costs include expenses related to the overall management of the business which are not part of direct mine operating costs. These are costs that are incurred at corporate offices located in Canada, Brazil, the Russian Federation, Chile, and the Canary Islands.

Other income (expense) – net

	Three months ended March 31,
(in millions)	2017	2016 (c)	Change	% Change (a)
Gains on sale of other assets - net	$0.5	$3.5	$(3.0)	(86%)
Reversal of impairment charges (b)	97.0	-	97.0	100%
Foreign exchange losses	(2.6)	(2.8)	0.2	7%
Net non-hedge derivative gains	0.4	6.5	(6.1)	(94%)
Other	18.7	2.3	16.4	nm
Other income (expense) - net	$114.0	$9.5	$104.5	nm

(a) "nm" means not meaningful.
(b) During the three months ended March 31, 2017, the Company recognized a reversal of previously recorded impairment charges related to its interest in Cerro Casale.
(c) "Other" was recast for the three months ended March 31, 2016 to reflect the impact of the final purchase price adjustments of the acquisition of Bald Mountain and 50% of Round Mountain.

Other income (expense) increased from income of $9.5 million in the first quarter of 2016 to income of $114.0 million in the first quarter of 2017.  The discussion below details the significant changes.

Reversal of impairment charges

As a result of the agreement entered into in the first quarter of 2017 to sell Cerro Casale at a price higher than the carrying value, the Company recognized a reversal of previously recorded impairment charges of $97.0 million.

Other

Other gains of $18.7 million recognized in the first quarter of 2017 mainly included the receipt of insurance recoveries of $17.5 million, of which $15.1 million was related to Maricunga.

KINROSS GOLD CORPORATION
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the three months ended March 31, 2017
Finance expense

	Three months ended March 31,
(in millions)	2017	2016	Change	% Change
Finance expense	$29.0	$33.2	$(4.2)	(13%)

Finance expense includes accretion on reclamation and remediation obligations and interest expense.
Finance expense decreased by $4.2 million compared with the first quarter of 2016, largely due to a decrease in interest expense.   During the first quarter of 2017, interest expense was $21.1 million compared with $24.7 million in the same period of 2016, with the decrease primarily due to an increase in interest capitalized.  Interest capitalized was $4.5 million compared with $3.2 million in the same period of 2016, with the increase mainly related to higher qualifying capital expenditures.

Income and mining taxes

Kinross is subject to tax in various jurisdictions including Canada, the United States, Brazil, Chile, the Russian Federation, Mauritania, and Ghana.

During the first quarter of 2017, the Company recorded a tax expense of $2.9 million, compared with an income tax recovery of $12.7 million in the same period of 2016.  The $2.9 million tax expense recognized in the first quarter of 2017 included $4.4 million of recovery due to re-measurement of deferred tax assets and liabilities as a result of fluctuations in foreign exchange rates with respect to the Brazilian real and the Russian rouble. The $12.7 million tax recovery in the first quarter of 2016 included a recovery of $6.2 million due to re-measurements of deferred tax assets and liabilities as a result of fluctuations in foreign exchange rates with respect to the Brazilian real and the Russian rouble.  In addition, a deferred tax benefit of $28.3 million was recognized in respect of the acquisition of Bald Mountain and 50% of Round Mountain. Kinross' combined federal and provincial statutory tax rate for the first quarter of both 2017 and 2016 was 26.5%.
There are a number of factors that can significantly impact the Company's effective tax rate, including the geographic distribution of income, varying rates in different jurisdictions, the non-recognition of tax assets, mining allowance, foreign currency exchange rate movements, changes in tax laws, and the impact of specific transactions and assessments.

Due to the number of factors that can potentially impact the effective tax rate and the sensitivity of the tax provision to these factors, as discussed above, it is expected that the Company's effective tax rate will fluctuate in future periods.

KINROSS GOLD CORPORATION
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the three months ended March 31, 2017
6.	LIQUIDITY AND CAPITAL RESOURCES

The following table summarizes Kinross' cash flow activity:

	Three months ended March 31,
(in millions)	2017	2016	Change	% Change
Cash flow
Provided from operating activities	$207.8	$214.5	$(6.7)	(3%)
Used in investing activities	(186.1)	(756.0)	569.9	75%
Provided from (used in) financing activities	(31.6)	246.1	(277.7)	(113%)
Effect of exchange rate changes on cash and cash equivalents	1.9	1.9	-	-
Increase (decrease) in cash and cash equivalents	(8.0)	(293.5)	285.5	97%
Cash and cash equivalents, beginning of period	827.0	1,043.9	(216.9)	(21%)
Cash and cash equivalents, end of period	$819.0	$750.4	$68.6	9%

During the first quarter of 2017, cash and cash equivalent balances decreased by $8.0 million compared with a decrease of $293.5 million in the first quarter of 2016.  Detailed discussions regarding cash flow movements are noted below.

Operating Activities

First quarter 2017 vs. First quarter 2016

Net cash flow provided from operating activities decreased by $6.7 million compared with the first quarter of 2016. The decrease in cash flows related to less favourable working capital changes, partially offset by an increase in operating earnings.

Investing Activities

First quarter 2017 vs. First quarter 2016

Net cash flow used in investing activities was $186.1 million compared with $756.0 million in the first quarter of 2016.

The primary use of cash in the first quarter of 2016 was for the acquisition of Bald Mountain and the remaining 50% interest in Round Mountain for $610.0 million.  During the first quarter of 2017 and 2016, cash used for capital expenditures was $178.9 million and $139.5 million, respectively.

KINROSS GOLD CORPORATION
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the three months ended March 31, 2017
The following table presents a breakdown of capital expenditures on a cash basis:

	Three months ended March 31,
(in millions)	2017	2016	Change	% Change (c)
Operating segments
Fort Knox	$28.0	$18.0	$10.0	56%
Round Mountain	6.3	16.3	(10.0)	(61%)
Bald Mountain	15.7	1.7	14.0	nm
Kettle River - Buckhorn	-	-	-	-
Paracatu	25.9	10.7	15.2	142%
Maricunga	0.1	0.8	(0.7)	(88%)
Kupol (a)	5.4	27.8	(22.4)	(81%)
Tasiast	71.1	49.9	21.2	42%
Chirano	17.9	11.7	6.2	53%
Non-operating segment
Corporate and Other (b)	8.5	2.6	5.9	nm
Total	$178.9	$139.5	$39.4	28%

(a) Includes $2.0 million of capital expenditures at Dvoinoye during the first quarter of 2017 (first quarter of 2016 - $2.1 million).
(b) "Corporate and Other" includes corporate and other non-operating assets (including La Coipa, Lobo-Marte and White Gold).
(c) "nm" means not meaningful.

During the first quarter of 2017, capital expenditures increased by $39.4 million compared with the same period in 2016, primarily due to higher spending at Tasiast related to the Phase One expansion project, increased spending at Paracatu mainly due to the Eustaquido Dam raising and the purchase of new trucks and higher spending at Bald Mountain and Fort Knox related to capitalized stripping. The increases were partially offset by lower spending at Kupol as the filter cake project was completed in 2016 and lower spending at Round Mountain due to a decrease in capitalized stripping as per mine sequencing.

Financing Activities

First quarter 2017 vs. First quarter 2016

Net cash flow used in financing activities was $31.6 million in the first quarter of 2017 compared with $246.1 million provided from financing activities during the first quarter of 2016.

During the first quarter of 2017, net cash flow used in financing activities included interest paid of $31.7 million.  Interest paid during the first quarter of 2016 was $29.6 million.

During the first quarter of 2016, the Company received net proceeds of $275.7 million on the completion of the public equity offering of 95.9 million common shares, including 12.5 million common shares issued to the underwriters on the exercise of their over-allotment option.  On March 4, 2016, Kinross used $175.0 million of the net proceeds to repay its drawing on the revolving credit facility on January 4, 2016.

KINROSS GOLD CORPORATION
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the three months ended March 31, 2017
Balance Sheet

	As at,
	March 31	December 31,
(in millions)	2017	2016
Cash and cash equivalents	$819.0	$827.0
Current assets	$2,245.7	$2,080.7
Total assets	$8,003.8	$7,979.3
Current liabilities, including current portion of long-term debt	$512.8	$637.7
Total long-term financial liabilities(a)	$2,603.3	$2,594.4
Total debt, including current portion	$1,733.8	$1,733.2
Total liabilities	$3,667.1	$3,795.0
Common shareholders' equity	$4,298.7	$4,145.5
Non-controlling interest	$38.0	$38.8
Statistics
Working capital (b)	$1,732.9	$1,443.0
Working capital ratio (c)	4.38:1	3.26:1
(a) Includes long-term debt and provisions.
(b) Calculated as current assets less current liabilities.
(c) Calculated as current assets divided by current liabilities.

At March 31, 2017, Kinross had cash and cash equivalents of $819.0 million, a decrease of $8.0 million from the balance as at December 31, 2016.  Current assets increased to $2,245.7 million as at March 31, 2017, mainly as a result of the reclassification and remeasurement of assets held for sale related to the disposal of interest in Cerro Casale, partially offset by decreases in value added taxes ("VAT") receivable and in inventories.  Total assets increased by $24.5 million to $8,003.8 million, primarily due to the increases in current assets, long-term investments and long-term ore stockpiles, partially offset by a decrease in investments in associate related to the Cerro Casale transaction and lower property, plant and equipment.  Current liabilities decreased to $512.8 million as at March 31, 2017, largely due to a decrease in accounts payable and accrued liabilities.

As of May 1, 2017, there were 1,246.8 million common shares of the Company issued and outstanding.  In addition, at the same date, the Company had 13.6 million share purchase options outstanding under its share option plan.

KINROSS GOLD CORPORATION
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the three months ended March 31, 2017
Financings and Credit Facilities

Senior notes

The Company's $1,250.0 million of senior notes consist of $500.0 million principal amount of 5.125% notes due 2021, $500.0 million principal amount of 5.950% notes due 2024, and $250.0 million principal amount of 6.875% notes due 2041.

Corporate revolving credit and term loan facilities

On July 26, 2016, the Company amended its $1,500.0 million revolving credit facility and $500.0 million term loan to extend the respective maturity dates.  The revolving credit facility's term was extended by one year to August 10, 2021 from August 10, 2020, and the term loan was extended by one year to August 10, 2020 from August 10, 2019.

As at March 31, 2017, the Company had utilized $101.8 million (December 31, 2016 – $104.5 million) of the amended $1,500.0 million revolving credit facility.  The amount utilized was entirely for letters of credit.  On January 4, 2016, the Company drew $175.0 million in cash on the revolving credit facility, and repaid the amount in full on March 4, 2016.

Loan interest for both the amended revolving credit facility and the amended term loan is variable, set at LIBOR plus an interest rate margin which is dependent on the Company's credit rating.  Based on the Company's credit rating at March 31, 2017, interest charges and fees, are as follows:

Type of credit
Dollar based LIBOR loan:
Term Loan	LIBOR plus 1.95%
Revolving credit facility	LIBOR plus 2.00%
Letters of credit	1.33-2.00%
Standby fee applicable to unused availability	0.40%

The amended revolving credit facility and amended unsecured term loan were arranged under one credit agreement, which contains various covenants including limits on indebtedness, asset sales and liens. The Company is in compliance with its financial covenant in the credit agreement at March 31, 2017.

Other

Effective June 30, 2016, the maturity date for the $250.0 million Letter of Credit guarantee facility with Export Development Canada ("EDC") was extended to June 30, 2017.  Letters of credit guaranteed under this facility are solely for reclamation liabilities at Fort Knox, Round Mountain, and Kettle River–Buckhorn.  Fees related to letters of credit under this facility are 1.10% to 1.15%.  As at March 31, 2017, $215.1 million (December 31, 2016 - $215.1 million) was utilized under this facility.

In addition, at March 31, 2017, the Company had $120.7 million (December 31, 2016 - $117.7 million) in letters of credit outstanding in respect of its operations in Brazil, Mauritania, Ghana and Chile.  These letters of credit have been issued pursuant to arrangements with certain international banks.

As at March 31, 2017, $208.7 million (December 31, 2016 - $216.7 million) of surety bonds were outstanding with respect to Kinross' operations in the United States.  The surety bonds were issued pursuant to arrangements with international insurance companies.

From time to time, the Company's operations in Brazil may borrow US dollars from Brazilian banks on a short-term unsecured basis to meet working capital requirements.  As at March 31, 2017 and December 31, 2016, $nil was outstanding under such borrowings.

KINROSS GOLD CORPORATION
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the three months ended March 31, 2017
The following table outlines the credit facility utilization and availability:

	As at,
	March 31,	December 31,
(in millions)	2017	2016
Utilization of revolving credit facility	$(101.8)	$(104.5)
Utilization of EDC facility	(215.1)	(215.1)
Borrowings	$(316.9)	$(319.6)

Available under revolving credit facility	$1,398.2	$1,395.5
Available under EDC credit facility	34.9	34.9
Available credit	$1,433.1	$1,430.4

Total debt of $1,733.8 million at March 31, 2017 consists of $1,236.2 million for the senior notes and $497.6 million for the corporate term loan facility.  The current portion of this debt at March 31, 2017 is $nil.

Liquidity Outlook

The Company has no scheduled debt repayments until 2020.

We believe that the Company's existing cash and cash equivalents balance of $819.0 million, available credit of $1,433.1 million, and expected operating cash flows based on current assumptions (noted in Section 3 of this MD&A) will be sufficient to fund operations, our forecasted exploration and capital expenditures (noted in Section 3 of this MD&A), and reclamation and remediation obligations currently estimated for 2017.  Prior to any capital investments, consideration is given to the cost and availability of various sources of capital resources.

With respect to longer term capital expenditure funding requirements, the Company continues to have discussions with lending institutions that have been active in the jurisdictions in which the Company's development projects are located.  Some of the jurisdictions in which the Company operates have seen the participation of lenders including export credit agencies, development banks and multi-lateral agencies.  The Company believes the capital from these institutions combined with traditional bank loans and capital available through debt capital market transactions may fund a portion of the Company's longer term capital expenditure requirements.  Another possible source of capital could be proceeds from the sale of non-core assets.  These capital sources together with operating cash flow and the Company's active management of its operations and development activities will enable the Company to maintain an appropriate overall liquidity position.

KINROSS GOLD CORPORATION
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the three months ended March 31, 2017
Contractual Obligations and Commitments

The Company manages its exposure to fluctuations in input commodity prices, currency exchange rates and interest rates, by entering into derivative financial instruments from time to time, in accordance with the Company's risk management policy.
The following table provides a summary of derivative contracts outstanding at March 31, 2017:
Foreign currency	2017	2018	2019
Brazilian real zero cost collars
(in millions of U.S. dollars)	$72.6	$25.2	$-
Average put strike (Brazilian reais)	3.66	3.75	-
Average call strike (Brazilian reais)	4.14	4.12	-
Canadian dollar forward buy contracts
(in millions of U.S. dollars)	$40.5	$12.0	$-
Average rate (Canadian dollars)	1.32	1.34	-
Russian rouble zero cost collars
(in millions of U.S. dollars)	$19.8	$-	$-
Average put strike (Russian roubles)	60.0	-	-
Average call strike (Russian roubles)	71.9	-	-
Energy
Oil swap contracts (barrels)	559,692	667,482	186,451
Average price	$47.26	$49.11	$49.02

The following new derivative contracts were entered into during the three months ended March 31, 2017:

•	$12.0 million Canadian dollars at an average rate of 1.34 maturing in 2018; and
•	250,800 barrels of crude oil at an average price of $50.95 per barrel maturing from 2018 to 2019.
Subsequent to March 31, 2017, the following new derivative contracts were entered into:

•	$18.0 million Canadian dollars at an average rate of 1.35 maturing in 2018.

The Company enters into total return swaps ("TRS") as economic hedges of the Company's deferred share units and cash-settled restricted share units.  Hedge accounting was not applied to the TRSs.

At March 31, 2017, 5,695,000 TRS units were outstanding.

KINROSS GOLD CORPORATION
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the three months ended March 31, 2017
Fair value of derivative instruments

The fair values of derivative instruments are noted in the table below:

	As at,
	March 31,	December 31,
(in millions)	2017	2016
Asset (liability)
Foreign currency forward and collar contracts	14.1	8.9
Energy swap contracts	4.7	12.3
Total return swap contracts	1.9	(6.2)
	$20.7	$15.0

KINROSS GOLD CORPORATION
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the three months ended March 31, 2017
Contingencies

The Company is obligated to pay $20.0 million to Barrick if a positive production decision is made relating to the Cerro Casale project.

This obligation is to be assumed by Goldcorp upon closing of the Company's disposition of its interest in Cerro Casale.

Other legal matters

The Company is from time to time involved in legal proceedings, arising in the ordinary course of its business. Typically, the amount of ultimate liability with respect to these actions will not, in the opinion of management, materially affect Kinross' financial position, results of operations or cash flows.

Maricunga Regulatory Proceedings

In late 2013, Compania Minera Maricunga ("CMM") was fined approximately $40,000 in respect of the degradation of the Pantanillo wetland located near the Maricunga mine's water pumping wells.  In May 2015, the SMA issued a resolution alleging that CMM had irreparably harmed portions of the Pantanillo wetland and two other downstream wetlands known respectively as Valle Ancho and Barros Negros, and that the mine's continuing water use poses an imminent risk to those wetlands.  In response, CMM submitted legal and technical defenses, expert reports and other materials challenging the SMA's allegations, and, as required by law, responded to various information requests from the SMA.  On March 18, 2016, the SMA issued a resolution against CMM in respect of the SMA's May 2015 allegations regarding the Valle Ancho wetland, located approximately 7 kilometers downgradient from CMM's groundwater wells, seeking to impose a sanction of an immediate complete curtailment of water use from the groundwater wells and related aquifer (the "sanction proceedings").  The Maricunga mine relies solely on water from the Pantanillo area groundwater wells to support its operations. Beginning in May 2016, the SMA issued a series of resolutions ordering CMM to "temporarily" curtail the pumping of water from the groundwater wells. In response, CMM suspended mining and crushing activities and reduced water consumption to minimal levels. CMM contested these resolutions by seeking reconsideration with the SMA and appealing to Chile's Environmental Tribunal, but its efforts were unsuccessful and, except for a short period of time in July 2016, the Company's operations have remained suspended.  On June 24, 2016, the SMA amended its initial sanction (the "Amended Sanction").  The Amended Sanction, if affirmed by the Environmental Tribunal, would require CMM to effectively cease operations and close the mine, with water use curtailed to levels far below those required for closure in compliance with the mine's government-approved plan.  On July 9, 2016, CMM filed its appeal in the sanction proceedings. As part of its appeal, CMM submitted legal and technical arguments and reports by experts on wetland vegetation, analysis of long-term satellite imagery and groundwater hydrology criticizing the evidence relied upon by the SMA and concluding that current data does not support an assertion that CMM's pumping is negatively impacting water levels 7 kilometers downgradient at the Valle Ancho wetland.  On August 30, 2016, CMM submitted a request to the Environmental Tribunal that it issue an injunction suspending the effectiveness of the Amended Sanction pending a final decision on the merits of CMM's appeal of the Amended Sanction.  On September 16, 2016, the Environmental Tribunal rejected CMM's injunction request.  On October 11, 2016, a hearing was held before the Environmental Tribunal on CMM's appeal of the Amended Sanction and on CMM's appeals of prior water curtailment orders.  Decisions in these appeals remain pending.

On June 2, 2016, CMM was served with two separate lawsuits filed by the Chilean State Defense Counsel.  Both lawsuits are based upon allegations that CMM's pumping from its Pantanillo area groundwater wells has caused damage to area wetlands.  One action relates to the Pantanillo wetland, and is based upon the sanction imposed upon CMM in late 2013 (as described above).  The other action relates to the Valle Ancho wetland, and is largely based upon the same factual assertions at issue in the SMA sanction proceedings.  These lawsuits seek, among other things, to require CMM to cease pumping from the groundwater wells, finance various investigations and conduct restoration activities.  On June 20, 2016, CMM filed its defenses.  Hearings on the merits of the matter took place in November 2016, December 2016 and April 2017.  Final briefing and closing arguments have not yet been scheduled.

On March 8, 2017, the Direccion General de Aguas ("DGA"), Chile's General Water Directorate, issued a resolution (Resolution No. 147) alleging that CMM violated a prior DGA resolution (Resolution No. 316) under which CMM was required to install and operate flow meters on its groundwater extraction wells at Maricunga (known as RA-1, RA-2 and RA-3), and report certain flow readings on a monthly basis.  The DGA alleges that CMM failed to comply with Resolution 316 by failing to install a flow meter on RA-3 and report flow data from RA-3 to the DGA from May through September 2016 (even though RA-3 was not equipped to extract water at this time).  The DGA also alleges that, due to technical issues and the resetting of metering equipment by CMM, CMM's reporting of extraction values at RA-1 and RA-2 was inaccurate, rendering it impossible for the DGA to verify extraction values at RA-1 and RA-2 from May 2016 through January 2017.  According to the DGA, this raises a presumption that CMM has exceeded authorized extraction rates at those wells.  The resolution indicates that information relating to these alleged violations will be forwarded to other authorities, including the SMA, the District Court of Copiapo, and the local criminal prosecutor for potential investigation and/or additional proceedings.  CMM disputes the allegations contained in Resolution 147 on legal and technical grounds and is seeking reconsideration of Resolution 147 before the DGA.

La Coipa Permit Proceedings

Although Mantos De Oro ("MDO") suspended operations at the La Coipa mine in the fourth quarter of 2013, in accordance with the mine's permit MDO continued its water treatment program ("WTP") to remediate levels of mercury in the ground water due to seepage from its tailing facility.  La Coipa's WTP, related facilities and monitoring program, including downstream monitoring wells, have been in place since 2000.  The mine's groundwater treatment permit establishes a very low standard for mercury of 1 part per billion.  The La Coipa mine has four monitor wells at or near its downstream property boundary at which there has never been an exceedance of the permitted standard.

In 2015, the SMA conducted an inspection of the WTP and monitoring wells and requested various information regarding those facilities and their performance, with which MDO fully cooperated.  On March 16, 2016, the SMA, issued a resolution alleging violations under La Coipa's water treatment permit. The resolution specified a total of seven charges, alleging permit violations at the WTP and/or failure to properly permit certain related activities, including capturing water at an undesignated reservoir, deficiencies in the mercury capture system, deficiencies in the monitoring system, and four WTP effluent samples from 2013 above the permitted standard and various monitoring well samples taken in 2013 and 2014.  On April 15, 2016, MDO submitted a compliance plan to remediate the alleged permit violations which, following further submissions to the SMA, was ultimately accepted on July 7, 2016.  As a result, the sanctioning process has been suspended without any fine or other penalty to MDO provided the plan is implemented and maintained per its terms.  Failure to comply with the plan will re-initiate the sanction process and could result in doubled fines of up to $7.7 million per alleged minor violation (5 in total) and $15.4 million per alleged serious violation (2 in total).

On October 14, 2016, six members of a local indigenous community commenced an action in the Copiapo Court of Appeals challenging the recent approval of the Declaration of Impact to Environment ("DIA") permit for La Coipa's Phase 7 project.  On January 13, 2017, the Court of Appeals rejected the legal challenge, which the plaintiffs have not appealed and their right to do so has lapsed.  As with any permit, the Phase 7 DIA is open to challenge in other venues, which the Company will vigorously oppose.   If such a challenge were brought and successful in its ultimate disposition, the DIA could be revoked, requiring the mine to undertake a more rigorous and lengthy Environmental Impact Study, which in approving the DIA the Chilean environmental permitting authority had deemed unnecessary.

Sunnyside Litigation

The Sunnyside Mine is an inactive mine situated in the so-called Bonita Peak Mining District ("District") near Silverton, Colorado.  A subsidiary of Kinross, Sunnyside Gold Corporation ("SGC"), was involved in operations at the mine from 1985 through 1991 and subsequently conducted various reclamation and closure activities at the mine and in the surrounding area.  In the third quarter of 2016, the Environmental Protection Agency (the "EPA") listed the District, including areas impacted by SGC's operations and closure activities, on the National Priorities List pursuant to the Comprehensive Environmental Response, Compensation, and Liability Act ("CERCLA").  SGC has challenged portions of the CERCLA listing in the United States Court of Appeals for District of Columbia Circuit.  It is likely that the EPA will assert that the Company is a potentially responsible party under CERCLA and is jointly and severally liable for CERCLA response costs incurred in the District.  In addition, the EPA may seek to require the Company to conduct investigative and remedial activities.  On August 5, 2015, while working in another mine in the District known as the Gold King, the EPA caused a release of approximately three million gallons of contaminated water into a tributary of the Animas River.  In the second quarter of 2016, the State of New Mexico filed a Complaint naming the EPA, SGC, Kinross and others alleging violations of CERCLA, the Resource Conservation and Recovery Act ("RCRA"), and the Clean Water Act ("CWA") and claiming negligence, gross negligence, public nuisance and trespass. The Complaint seeks cost recovery, damages, injunctive relief, and attorney's fees.  In the third quarter of 2016, the Navajo Nation initiated litigation against the EPA, SGC and Kinross, alleging entitlement to cost recovery under CERCLA for past and future costs incurred, negligence, gross negligence, trespass, and public and private nuisance, and seeking reimbursement of past and future costs, compensatory, consequential and punitive damages, injunctive relief and attorneys' fees.  The suits brought by New Mexico and the Navajo Nation have been consolidated.  The Company has also received a "notice of intent to sue" letter from the State of Utah indicating that it intends to sue a number of parties, including the EPA and the Company, for, among other things, injunctive relief, costs, damages and attorneys' fees under RCRA, the CWA and the Utah Water Quality Act.  Kinross and SGC will vigorously defend themselves in the actions that have been brought and in any future actions that may be brought.

Kettle River-Buckhorn Regulatory Proceedings

Crown Resources Corporation ("Crown") is the holder of a waste discharge permit (the "Permit") in respect of the Buckhorn Mine, which authorizes and regulates mine-related discharges from the mine and its water treatment plant.  On February 27, 2014, the Washington Department of Ecology (the "WDOE") renewed the Buckhorn Mine's National Pollution Discharge Elimination System Permit (the "Renewed Permit"), with an effective date of March 1, 2014.  The Renewed Permit contained conditions that were more restrictive than the original discharge permit.  In addition, the Company felt that the Renewed Permit was internally inconsistent, technically unworkable and inconsistent with existing agreements in place with the WDOE, including a settlement agreement previously entered into by Crown and the WDOE in June 2013 (the "Settlement Agreement").  On February 28, 2014, Crown filed an appeal of the Renewed Permit with the Washington Pollution Control Hearings Board ("PCHB").  In addition, on January 15, 2015, Crown filed a lawsuit against the WDOE in Ferry County Superior Court, Washington, claiming that the WDOE breached the Settlement Agreement by including various unworkable compliance terms in the Renewed Permit (the "Crown Action").  On July 30, 2015, the PCHB upheld the Renewed Permit.  Crown filed a Petition for Review in Ferry County Superior Court, Washington, on August 27, 2015, seeking to have the PCHB decision overturned. On March 13, 2017, the Ferry County Superior Court upheld the PCHB's decision.  On April 12, 2017, Crown appealed the Ferry County Superior Court's ruling to the State of Washington Court of Appeals, where the matter remains pending.

On July 19, 2016, the WDOE issued an Administrative Order ("AO") to Crown and Kinross Gold Corporation asserting that the companies had exceeded the discharge limits in the Renewed Permit a total of 931 times and has also failed to maintain the capture zone required under the Renewed Permit.  The AO orders the companies to develop an action plan to capture and treat water escaping the capture zone, undertake various investigations and studies, revise its Adaptive Management Plan, and report findings by various deadlines in the fourth quarter 2016.  The companies timely made the required submittals.   On August 17, 2016, the companies filed an appeal of the AO with the PCHB (the "AO Appeal").  Because the AO Appeal raises many of the same issues that have been raised in the Appeal and Crown Action, the companies and WDOE agreed to stay the AO Appeal indefinitely to allow these matters to be resolved.  The PCHB granted the request for stay on March 2, 2017.

Crown also faces potential legal actions by non-governmental organizations relating to the Permit and the renewed Permit.  In the past, Crown and Kinross Gold U.S.A., Inc. have received Notice of Intent to Sue letters from the Okanogan Highlands Alliance ("OHA") advising that it intends to file a citizen's suit against Crown under the CWA for alleged violations of the Permit, renewed Permit and the CWA, including failure to adequately capture and treat mine-impacted groundwater and surface water at the site in violation of the Permit and renewed Permit.  OHA's notice letters further recite that the CWA authorizes injunctive relief and civil penalties in the amount of up to $37,500 per day per violation. However, to date, OHA has not filed a lawsuit.

KINROSS GOLD CORPORATION
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the three months ended March 31, 2017
7.	SUMMARY OF QUARTERLY INFORMATION

	2017	2016					2015
(in millions, except per share amounts)	Q1	Q4	Q3	Q2	Q1	(a)	Q4	Q3	Q2
Metal sales	$796.1	$902.8	$910.2	$876.4	$782.6		$706.2	$809.4	$755.2
Net earnings (loss) attributable to common shareholders	$134.6	$(116.5)	$2.5	$(25.0)	$35.0		$(841.9)	$(52.7)	$(83.2)
Basic earnings (loss) per share attributable to common shareholders	$0.11	$(0.09)	$0.00	$(0.02)	$0.03		$(0.73)	$(0.05)	$(0.07)
Diluted earnings (loss) per share attributable to common shareholders	$0.11	$(0.09)	$0.00	$(0.02)	$0.03		$(0.73)	$(0.05)	$(0.07)
Net cash flow provided from operating activities	$207.8	$302.6	$266.2	$315.9	$214.5		$182.2	$232.1	$167.2
(a)  The interim financial statements for the three months ended March 31, 2016 were recast to reflect the retrospective impact of the finalization of the purchase price allocation  of  the acquisition of  Bald Mountain  and  50% of Round Mountain.

The Company's results over the past several quarters have been driven primarily by fluctuations in the gold price, input costs and changes in the gold equivalent ounces sold.  Fluctuations in the silver price have also affected results.

During the first quarter of 2017, revenue increased slightly to $796.1 million on total gold equivalent ounces sold of 652,516 compared with $782.6 million on sales of 664,165 total gold equivalent ounces during the first quarter of 2016.  The average gold price realized in the first quarter of 2017 was $1,220 per ounce compared with $1,179 per ounce in the same period of 2016.
Production cost of sales increased marginally to $458.8 million compared with $457.7 million in the same period of 2016, primarily due to higher production at Bald Mountain and input costs at Paracatu, largely offset by the decrease in gold equivalent ounces sold at Maricunga and the reduction in costs at Kettle River-Buckhorn.

In the first quarter of 2017, the Company recognized a reversal of impairment charges of $97.0 million as a result of the disposition of its 25% interest in Cerro Casale.

Fluctuations in foreign exchange rates have also affected results.  Depreciation, depletion and amortization varied between each of the above quarters largely due to changes in gold equivalent ounces sold and depreciable asset bases.  In addition, changes in mineral reserves during each of these years affected depreciation, depletion and amortization for quarters in the subsequent year.

During the third quarter of 2016, the Company recorded an impairment charge of $139.6 million relating to its Maricunga Cash Generating Unit ("CGU") as a result of the suspension of mining activities. The impairment charge included $68.3 million related to property, plant and equipment and $71.3 million related to inventory.

On January 11, 2016, Kinross completed the acquisition of 100% of the Bald Mountain gold mine and the remaining 50% interest in the Round Mountain gold mine from Barrick for $610 million in cash, subject to a working capital adjustment.  In April 2016, the Company received $22.0 million in cash from Barrick in connection with the working capital adjustment, which reduced the final purchase price allocation to $588 million.

In the fourth quarter of 2015, the Company recorded an after-tax impairment charge of $430.2 million relating to its Fort Knox, Tasiast and Round Mountain CGUs, net of a tax recovery of $9.3 million, and inventory and other asset impairment charges of $235.0 million.  In addition, during the second quarter of 2015, the Company recognized an inventory impairment charge of $24.5 million at Maricunga.

Net operating cash flows decreased to $207.8 million in the first quarter of 2017, compared with $214.5 million in the same period of 2016, primarily due to less favourable working capital changes, partially offset by the increase in operating earnings.

KINROSS GOLD CORPORATION
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the three months ended March 31, 2017
8.	DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROL OVER FINANCIAL REPORTING

Pursuant to regulations adopted by the U.S. Securities and Exchange Commission, under the Sarbanes-Oxley Act of 2002 and those of the Canadian Securities Administrators, Kinross' management evaluates the effectiveness of the design and operation of the Company's disclosure controls and procedures, and internal controls over financial reporting. This evaluation is done under the supervision of, and with the participation of, the Chief Executive Officer and the Chief Financial Officer.

For the quarter ended March 31, 2017, the Chief Executive Officer and the Chief Financial Officer concluded that Kinross' disclosure controls and procedures, and internal control over financial reporting are designed to provide reasonable assurance regarding the reliability of information disclosed in its filings, including its interim financial statements prepared in accordance with IFRS.  There has been no change in the Company's internal control over financial reporting during the quarter ended March 31, 2017, that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

Limitations of Controls and Procedures

Kinross' management, including the Chief Executive Officer and the Chief Financial Officer, believes that any disclosure controls and procedures and internal controls over financial reporting, no matter how well designed and operated, can have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance that the objectives of the control system are met.

9.	CRITICAL ACCOUNTING POLICIES, ESTIMATES AND ACCOUNTING CHANGES

Critical Accounting Policies and Estimates

The preparation of the Company's consolidated financial statements requires management to make judgments, estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes.  The critical estimates, assumptions and judgments applied in the preparation of the Company's interim financial statements are consistent with those applied and disclosed in Note 5 of the Company's annual audited consolidated financial statements for the year ended December 31, 2016.

Accounting Changes

The accounting policies applied in the preparation of the Company's interim financial statements are consistent with those used in the Company's annual audited consolidated financial statements for the year ended December 31, 2016.

Recent Accounting Pronouncements

Recent accounting pronouncements issued by the IASB are disclosed in Note 3 of the interim financial statements.

KINROSS GOLD CORPORATION
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the three months ended March 31, 2017
10.	RISK ANALYSIS

The business of Kinross contains significant risk due to the nature of mining, exploration, and development activities.  Certain risk factors are similar across the mining industry while others are specific to Kinross.  For a discussion of these risk factors, please refer to the MD&A for the year ended December 31, 2016 and for additional information please refer to the Annual Information Form for the year ended December 31, 2016, each of which is available on the Company's website www.kinross.com and on www.sedar.com or is available upon request from the Company.

KINROSS GOLD CORPORATION
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the three months ended March 31, 2017
11.	SUPPLEMENTAL INFORMATION

Reconciliation of non-GAAP financial measures

The Company has included certain non-GAAP financial measures in this document.  These measures are not defined under IFRS and should not be considered in isolation.  The Company believes that these measures, together with measures determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company.  The inclusion of these measures is meant to provide additional information and should not be used as a substitute for performance measures prepared in accordance with IFRS.  These measures are not necessarily standard and therefore may not be comparable to other issuers.
Adjusted Net Earnings Attributable to Common Shareholders and Adjusted Net Earnings per Share

Adjusted net earnings attributable to common shareholders and adjusted net earnings per share are non-GAAP measures which determine the performance of the Company, excluding certain impacts which the Company believes are not reflective of the Company's underlying performance for the reporting period, such as the impact of foreign exchange gains and losses, reassessment of prior year taxes and/or taxes otherwise not related to the current period, impairment charges, gains and losses and other one-time costs related to acquisitions, dispositions and other transactions, and non-hedge derivative gains and losses.  Although some of the items are recurring, the Company believes that they are not reflective of the underlying operating performance of its current business and are not necessarily indicative of future operating results.  Management believes that these measures, which are used internally to assess performance and in planning and forecasting future operating results, provide investors with the ability to better evaluate underlying performance, particularly since the excluded items are typically not included in public guidance.  However, adjusted net earnings and adjusted net earnings per share measures are not necessarily indicative of net earnings and earnings per share measures as determined under IFRS.

The following table provides a reconciliation of net earnings to adjusted net earnings for the periods presented:

	Three months ended March 31,
(in millions, except per share amounts)	2017	2016 (d)
Net earnings attributable to common shareholders - as reported	$134.6	$35.0
Adjusting items(a):
Foreign exchange losses	2.6	2.8
Gains on sale of other assets	(0.5)	(3.5)
Foreign exchange gains on translation of tax basis and foreign exchange on deferred income taxes within income tax expense	(4.4)	(6.2)
Acquisition costs	-	7.8
Taxes in respect of prior years	4.7	(6.5)
Reversal of impairment charges (b)	(97.0)	-
Insurance recoveries	(17.5)	-
Other(c)	(0.4)	(7.9)
Tax effect of above adjustments	1.3	(0.3)
	(111.2)	(13.8)
Adjusted net earnings attributable to common shareholders	$23.4	$21.2
Weighted average number of common shares outstanding - Basic	1,245.6	1,173.6
Adjusted net earnings per share	$0.02	$0.02

(a) In 2016, the Company amended its presentation of the reconciliation of net earnings to adjusted net earnings by presenting the adjusting items on a pre-tax basis and including their tax impact as a separate line item.  As a result, the comparative period has been recast to reflect this change in presentation.

(b) During the three months ended March 31, 2017, the Company recognized a reversal of impairment charges related to the disposal of its 25% interest in Cerro Casale.
(c) Other includes non-hedge derivatives losses (gains). During the three months ended March 31, 2016, other includes non-hedge derivatives losses (gains) and transaction costs.
(d) The interim financial statements for the three months ended March 31, 2016 were recast to reflect the retrospective impact of  the finalization of the purchase price allocation for the acquisition of Bald Mountain and 50% of Round Mountain.

KINROSS GOLD CORPORATION
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the three months ended March 31, 2017

Adjusted Operating Cash Flow

The Company makes reference to a non-GAAP measure for adjusted operating cash flow.  Adjusted operating cash flow is defined as cash flow from operations excluding certain impacts which the Company believes are not reflective of the Company's regular operating cash flow and excluding changes in working capital.  Working capital can be volatile due to numerous factors, including the timing of tax payments, and in the case of Kupol, a build-up of inventory due to transportation logistics.  The Company uses adjusted operating cash flow internally as a measure of the underlying operating cash flow performance and future operating cash flow-generating capability of the Company.  However, the adjusted operating cash flow measure is not necessarily indicative of net cash flow from operations as determined under IFRS.

The following table provides a reconciliation of adjusted operating cash flow for the periods presented:
	Three months ended March 31,
(in millions)	2017	2016 (a)
Net cash flow provided from operating activities - as reported	$207.8	$214.5
Adjusting items:
Working capital changes:
Accounts receivable and other assets	(50.2)	1.3
Inventories	(5.7)	(34.3)
Accounts payable and other liabilities, including taxes	99.0	26.1
	43.1	(6.9)
Adjusted operating cash flow	$250.9	$207.6
(a) The interim financial statements for the three months ended March 31, 2016 were recast to reflect the retrospective impact of  the finalization of the purchase price allocation of the acquisition of Bald Mountain and 50% of Round Mountain.

KINROSS GOLD CORPORATION
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the three months ended March 31, 2017
Consolidated and Attributable Production Cost of Sales per Equivalent Ounce Sold

Consolidated production cost of sales per gold equivalent ounce sold is a non-GAAP measure and is defined as production cost of sales as reported on the interim condensed consolidated statement of operations divided by the total number of gold equivalent ounces sold.  This measure converts the Company's non-gold production into gold equivalent ounces and credits it to total production.

Attributable production cost of sales per gold equivalent ounce sold is a non-GAAP measure and is defined as attributable production cost of sales divided by the attributable number of gold equivalent ounces sold.  This measure converts the Company's non-gold production into gold equivalent ounces and credits it to total production.

Management uses these measures to monitor and evaluate the performance of its operating properties.

The following table provides a reconciliation of consolidated and attributable production cost of sales per equivalent ounce sold for the periods presented:

	Three months ended March 31,
(in millions, except ounces and production cost of sales per equivalent ounce)	2017	2016 (a)
Production cost of sales - as reported	$458.8	$457.7
Less: portion attributable to Chirano non-controlling interest	(5.8)	(4.7)
Attributable production cost of sales	$453.0	$453.0
Gold equivalent ounces sold	652,516	664,165
Less: portion attributable to Chirano non-controlling interest	(6,570)	(4,768)
Attributable gold equivalent ounces sold	645,946	659,397
Consolidated production cost of sales per equivalent ounce sold	$703	$689
Attributable production cost of sales per equivalent ounce sold	$701	$687

(a) The interim financial statements for the three months ended March 31, 2016 were recast to reflect the retrospective impact of  the finalization of the purchase price allocation of the acquisition of Bald Mountain and 50% of Round Mountain.

KINROSS GOLD CORPORATION
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the three months ended March 31, 2017
Attributable Production Cost of Sales per Ounce Sold on a By-Product Basis

Attributable production cost of sales per ounce sold on a by-product basis is a non-GAAP measure which calculates the Company's non-gold production as a credit against its per ounce production costs, rather than converting its non-gold production into gold equivalent ounces and crediting it to total production, as is the case in co-product accounting.  Management believes that this measure provides investors with the ability to better evaluate Kinross' production cost of sales per ounce on a comparable basis with other major gold producers who routinely calculate their cost of sales per ounce using by-product accounting rather than co-product accounting.

The following table provides a reconciliation of attributable production cost of sales per ounce sold on a by-product basis for the periods presented:
	Three months ended March 31,
(in millions, except ounces and production cost of sales per ounce)	2017	2016 (a)
Production cost of sales - as reported	$458.8	$457.7
Less: portion attributable to Chirano non-controlling interest	(5.8)	(4.7)
Less: attributable silver revenues	(22.9)	(19.5)
Attributable production cost of sales net of silver by-product revenue	$430.1	$433.5
Gold ounces sold	633,806	647,490
Less: portion attributable to Chirano non-controlling interest	(6,557)	(4,757)
Attributable gold ounces sold	627,249	642,733
Attributable production cost of sales per ounce sold on a by-product basis	$686	$674
(a) The interim financial statements for the three months ended March 31, 2016 were recast to reflect the retrospective impact of  the finalization of the purchase price allocation of the acquisition of Bald Mountain and 50% of Round Mountain.

KINROSS GOLD CORPORATION
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the three months ended March 31, 2017
Attributable All-In Sustaining Cost and All-In Cost per Ounce Sold on a By-Product Basis

In June 2013, the World Gold Council ("WGC") published its guidelines for reporting all-in sustaining costs and all-in costs.  The WGC is a market development organization for the gold industry and is an association whose membership comprises leading gold mining companies including Kinross.  Although the WGC is not a mining industry regulatory organization, it worked closely with its member companies to develop these non-GAAP measures.  Adoption of the all-in sustaining cost and all-in cost metrics is voluntary and not necessarily standard, and therefore, these measures presented by the Company may not be comparable to similar measures presented by other issuers.  The Company believes that the all-in sustaining cost and all-in cost measures complement existing measures reported by Kinross.

All-in sustaining cost includes both operating and capital costs required to sustain gold production on an ongoing basis.  The value of silver sold is deducted from the total production cost of sales as it is considered residual production.  Sustaining operating costs represent expenditures incurred at current operations that are considered necessary to maintain current production.  Sustaining capital represents capital expenditures at existing operations comprising mine development costs and ongoing replacement of mine equipment and other capital facilities, and does not include capital expenditures for major growth projects or enhancement capital for significant infrastructure improvements at existing operations.

All-in cost is comprised of all-in sustaining cost as well as operating expenditures incurred at locations with no current operation, or costs related to other non-sustaining activities, and capital expenditures for major growth projects or enhancement capital for significant infrastructure improvements at existing operations.

Attributable all-in sustaining cost and all-in cost per ounce sold on a by-product basis are calculated by adjusting total production cost of sales, as reported on the interim condensed consolidated statement of operations, as follows:

	Three months ended March 31,
(in millions, except ounces and costs per ounce)	2017	2016 (j)
Production cost of sales - as reported	$458.8	$457.7
Less: portion attributable to Chirano non-controlling interest (a)	(5.8)	(4.7)
Less: attributable (b) silver revenues (c)	(22.9)	(19.5)
Attributable (b) production cost of sales net of silver by-product revenue	$430.1	$433.5
Adjusting items on an attributable (b) basis:
General and administrative (d)	35.2	38.3
Other operating expense - sustaining (e)	6.2	23.5
Reclamation and remediation - sustaining (f)	20.8	18.3
Exploration and business development - sustaining (g)	10.9	11.5
Additions to property, plant and equipment - sustaining (h)	89.7	85.7
All-in Sustaining Cost on a by-product basis - attributable (b)	$592.9	$610.8
Other operating expense - non-sustaining (e)	6.5	2.5
Reclamation and remediation - non-sustaining (f)	1.6	-
Exploration - non-sustaining (g)	10.0	5.0
Additions to property, plant and equipment - non-sustaining (h)	79.5	34.3
All-in Cost on a by-product basis - attributable (b)	$690.5	$652.6
Gold ounces sold	633,806	647,490
Less: portion attributable to Chirano non-controlling interest (i)	(6,557)	(4,757)
Attributable (b) gold ounces sold	627,249	642,733
Attributable (b) all-in sustaining cost per ounce sold on a by-product basis	$945	$950
Attributable (b) all-in cost per ounce sold on a by-product basis	$1,101	$1,015

KINROSS GOLD CORPORATION
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the three months ended March 31, 2017
Attributable All-In Sustaining Cost and All-In Cost per Equivalent Ounce Sold
The Company also assesses its all-in sustaining cost and all-in cost on a gold equivalent ounce basis. Under these non-GAAP measures, the Company's production of silver is converted into gold equivalent ounces and credited to total production.

Attributable all-in sustaining cost and all-in cost per equivalent ounce sold are calculated by adjusting total production cost of sales, as reported on the interim condensed consolidated statement of operations, as follows:
	Three months ended March 31,
(in millions, except ounces and costs per equivalent ounce)	2017	2016 (j)
Production cost of sales - as reported	$458.8	$457.7
Less: portion attributable to Chirano non-controlling interest (a)	(5.8)	(4.7)
Attributable (b) production cost of sales	$453.0	$453.0
Adjusting items on an attributable (b) basis:
General and administrative (d)	35.2	38.3
Other operating expense - sustaining (e)	6.2	23.5
Reclamation and remediation - sustaining (f)	20.8	18.3
Exploration and business development - sustaining (g)	10.9	11.5
Additions to property, plant and equipment - sustaining (h)	89.7	85.7
All-in Sustaining Cost - attributable (b)	$615.8	$630.3
Other operating expense - non-sustaining (e)	6.5	2.5
Reclamation and remediation - non-sustaining (f)	1.6	-
Exploration - non-sustaining (g)	10.0	5.0
Additions to property, plant and equipment - non-sustaining (h)	79.5	34.3
All-in Cost - attributable (b)	$713.4	$672.1
Gold equivalent ounces sold	652,516	664,165
Less: portion attributable to Chirano non-controlling interest (i)	(6,570)	(4,768)
Attributable (b) gold equivalent ounces sold	645,946	659,397
Attributable (b) all-in sustaining cost per equivalent ounce sold	$953	$956
Attributable (b) all-in cost per equivalent ounce sold	$1,104	$1,019

KINROSS GOLD CORPORATION
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the three months ended March 31, 2017
(a) Portion attributable to Chirano non-controlling interest represents the non-controlling interest (10%) in the production cost of sales for the Chirano mine.
(b) "Attributable" includes Kinross' share of Chirano (90%) production.
(c) "Attributable silver revenues" represents the attributable portion of metal sales realized from the production of the secondary or by-product metal (i.e. silver).  Revenue from the sale of silver, which is produced as a by-product of the process used to produce gold, effectively reduces the cost of gold production.

(d) "General and administrative" expenses is as reported on the interim condensed consolidated statement of operations, net of certain severance expenses.  General and administrative expenses are considered sustaining costs as they are required to be absorbed on a continuing basis for the effective operation and governance of the Company.

(e) "Other operating expense – sustaining" is calculated as "Other operating expense" as reported on the interim condensed consolidated statement of operations, less other operating and reclamation and remediation expenses related to non-sustaining activities as well as  other items not reflective of the underlying operating performance of our business.  Other operating expenses are classified as either sustaining or non-sustaining based on the type and location of the expenditure incurred.  The majority of other operating expenses that are incurred at existing operations are considered costs necessary to sustain operations, and are therefore classified as sustaining.  Other operating expenses incurred at locations where there is no current operation or related to other non-sustaining activities are classified as non-sustaining.

(f) "Reclamation and remediation - sustaining" is calculated as current period accretion related to reclamation and remediation obligations plus current period amortization of the corresponding reclamation and remediation assets, and is intended to reflect the periodic cost of reclamation and remediation for currently operating mines.  Reclamation and remediation costs for development projects or closed mines are excluded from this amount and classified as non-sustaining.

(g) "Exploration and business development – sustaining" is calculated as "Exploration and business development" expenses as reported on the interim condensed consolidated statement of operations, less non-sustaining exploration expenses.  Exploration expenses are classified as either sustaining or non-sustaining based on a determination of the type and location of the exploration expenditure.  Exploration expenditures within the footprint of operating mines are considered costs required to sustain current operations and so are included in sustaining costs.  Exploration expenditures focused on new ore bodies near existing mines (i.e. brownfield), new exploration projects (i.e. greenfield) or for other generative exploration activity not linked to existing mining operations are classified as non-sustaining.  Business development expenses are considered sustaining costs as they are required for general operations.

(h) "Additions to property, plant and equipment – sustaining" represents the majority of capital expenditures at existing operations including capitalized exploration costs, capitalized stripping and underground mine development costs, ongoing replacement of mine equipment and other capital facilities and other capital expenditures and is calculated as total additions to property, plant and equipment (as reported on the interim condensed consolidated statements of cash flows), less capitalized interest and non-sustaining capital.  Non-sustaining capital represents capital expenditures for major growth projects as well as enhancement capital for significant infrastructure improvements at existing operations. Non-sustaining capital expenditures during the three months ended March 31, 2017 relate to projects at Tasiast.

(i) "Portion attributable to Chirano non-controlling interest" represents the non-controlling interest (10%) in the ounces sold from the Chirano mine.
(j) The interim financial statements for the three months ended March 31, 2016 were recast to reflect the retrospective impact of  the finalization of the purchase price allocation of the acquisition of Bald Mountain and 50% of Round Mountain.

KINROSS GOLD CORPORATION
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the three months ended March 31, 2017
Cautionary Statement on Forward-Looking Information

All statements, other than statements of historical fact, contained or incorporated by reference in this MD&A including, but not limited to, any information as to the future financial or operating performance of Kinross, constitute ''forward-looking information'' or ''forward-looking statements'' within the meaning of certain securities laws, including the provisions of the Securities Act (Ontario) and the provisions for ''safe harbor'' under the United States Private Securities Litigation Reform Act of 1995 and are based on expectations, estimates and projections as of the date of this MD&A. Forward-looking statements contained in this MD&A, include, but are not limited to, those under the headings (or headings that include): "Project Updates and New Developments",  "Balance sheet", "Outlook" and "Disposition of Interest in Cerro Casale" and include, without limitation, statements with respect to our guidance for production; production costs of sales, all-in sustaining cost and capital expenditures; the schedules and budgets for the Company's development projects; the closing of the Cerro Casale sale and the consequences thereof; and continuous improvement initiatives,  as well as references to other possible events, the future price of gold and silver,  the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of projects and new deposits, success of exploration, development and mining activities, currency fluctuations, capital requirements, project studies, mine life extensions, restarting suspended or disrupted operations; continuous improvement initiatives; and resolution of pending litigation. The words "anticipate", "assumption", "believe", "consideration", "estimates", ''expects'', "explore",  "forecast", "focus", "forward", "guidance", "intend", "initiative", "measures", "optimize", "outlook", "opportunity", "phased", "plan", "possible", "potential",  "project", "projection", or variations of or similar such words and phrases or statements that certain actions, events or results may, could, should or will be achieved, received or taken, or will occur or result and similar such expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by Kinross as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The estimates, models and assumptions of Kinross referenced, contained or incorporated by reference in this MD&A, which may prove to be incorrect, include, but are not limited to, the various assumptions set forth herein and in our most recently filed Annual Information Form and our Management's Discussion and Analysis as well as: (1) there being no significant disruptions affecting the operations of the Company  whether due to extreme weather events (including, without limitation, excessive or lack of rainfall and, in particular, that operations at Paracatu may be curtailed as a result of insufficient rainfall) and other or related natural disasters, labour disruptions (including but not limited to workforce reductions), supply disruptions, power disruptions, damage to equipment or otherwise; (2) permitting, development, operations and production from the Company's operations being consistent with Kinross' current expectations including, without limitation, land acquisitions and permitting for the construction and operation of the new tailings facility, water and power supply and launch of the new tailings reprocessing facility at Paracatu; (3) political and legal developments in any jurisdiction in which the Company operates being consistent with its current expectations including, without limitation, the impact of any political tensions and uncertainty in the Russian Federation and Ukraine or any related sanctions and any other similar restrictions or penalties imposed, or actions taken, by any government, including but not limited to potential power rationing, tailings facility regulation and amendments to mining laws in Brazil, potential amendments to water laws and/or other water use restrictions and regulatory actions in Chile, potential amendments to minerals and mining laws and dam safety regulation in Ghana, potential amendments to customs and mining laws (including but not limited amendments to the VAT) in Mauritania, the potential passing of Environmental Protection Agency regulations in the US relating to the provision of financial assurances under the Comprehensive Environmental Response, Compensation and Liability Act, and potential amendments to and enforcement of tax laws in Russia (including, but not limited to, the interpretation, implementation, application and enforcement of any such laws and amendments thereto), being consistent with Kinross' current expectations; (4) the exchange rate between the Canadian dollar, Brazilian real, Chilean peso, Russian rouble, Mauritanian ouguiya, Ghanaian cedi and the U.S. dollar being approximately consistent with current levels; (5) certain price assumptions for gold and silver; (6) prices for diesel, natural gas, fuel oil, electricity and other key supplies being approximately consistent with current levels; (7) production and cost of sales forecasts for the Company meeting expectations; (8) the accuracy of the current mineral reserve and mineral resource estimates of the Company (including but not limited to ore tonnage and ore grade estimates) and mine plans for the Company's mining operations (including but not limited to throughput and recoveries being affected by metallurgical characteristics at Paracatu); (9) labour and materials costs increasing on a basis consistent with Kinross' current expectations; (10) the terms and conditions of the legal and fiscal stability agreements for the Tasiast and Chirano operations being interpreted and applied in a manner consistent with their intent and Kinross' expectations; (11) goodwill and/or asset impairment potential; (12) access to capital markets, including but not limited to maintaining a debt rating consistent with the Company's current expectations; and (13) the closing of the disposal of Cerro Casale will occur as contemplated. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Such factors include, but are not limited to: sanctions (any other similar restrictions or penalties) now or subsequently imposed, other actions taken, by, against, in respect of or otherwise impacting any jurisdiction in which the Company is domiciled or operates (including but not limited to the Russian Federation, Canada, the European Union and the United States), or any government or citizens of, persons or companies domiciled in, or the Company's business, operations or other activities in, any such jurisdiction; fluctuations in the currency markets; fluctuations in the spot and forward price of gold or certain other commodities (such as fuel and electricity); changes in the discount rates applied to calculate the present value of net future cash flows based on country-specific real weighted average cost of capital; changes in the market valuations of peer group gold producers and the Company, and the resulting impact on market price to net asset value multiples; changes in various market variables, such as interest rates, foreign exchange rates, gold or silver prices and lease rates, or global fuel prices, that could impact the mark-to-market value of outstanding derivative instruments and ongoing payments/receipts under any financial obligations; risks arising from holding derivative instruments (such as credit risk, market liquidity risk and mark-to-market risk); changes in national and local government legislation, taxation (including but not limited to income tax, advance income tax, stamp tax, withholding tax, capital tax, tariffs, value-added or sales tax, capital outflow tax, capital gains tax, windfall or windfall profits tax, royalty, excise tax, customs/import or export taxes/duties, asset taxes, asset transfer tax, property use or other real estate tax, together with any related fine, penalty, surcharge, or interest imposed in connection with such taxes), controls, policies and regulations; the security of personnel and assets; political or economic developments in Canada, the United States, Chile, Brazil, Russia, Mauritania, Ghana, or other countries in which Kinross does business or may carry on business; business opportunities that may be presented to, or pursued by, us; our ability to successfully integrate acquisitions and complete divestitures; operating or technical difficulties in connection with mining or development activities; employee relations; litigation or other claims against, or regulatory investigations and/or any enforcement actions or sanctions in respect of the Company (and/or its directors, officers, or employees) including, but not limited to, securities class action litigation in Canada and/or the United States, or any investigations, enforcement actions and/or sanctions under any applicable anti-corruption, international sanctions and/or anti-money laundering laws and regulations in Canada, the United States or any other applicable jurisdiction; the speculative nature of gold exploration and development including, but not limited to, the risks of obtaining necessary licenses and permits; diminishing quantities or grades of reserves; adverse changes in our credit rating; and contests over title to properties, particularly title to undeveloped properties. In addition, there are risks and hazards associated with the business of gold exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance, or the inability to obtain insurance, to cover these risks). Many of these uncertainties and contingencies can directly or indirectly affect, and could cause, Kinross' actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, Kinross,including but not limited to resulting in an impairment charge on goodwill and/or assets. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements are provided for the purpose of providing information about management's expectations and plans relating to the future. All of the forward-looking statements made in this MD&A are qualified by these cautionary statements and those made in our other filings with the securities regulators of Canada and the United States including, but not limited to, the cautionary statements made in the ''Risk Factors'' section of our most recently filed Annual Information Form and the "Risk Analysis" section of our full year 2016 MD&A and our 2017 Q1 MD&A. These factors are not intended to represent a complete list of the factors that could affect Kinross. Kinross disclaims any intention or obligation to update or revise any forward-looking statements or to explain any material difference between subsequent actual events and such forward-looking statements, except to the extent required by applicable law.

Key Sensitivities
Approximately 70%-80% of the Company's costs are denominated in U.S. dollars.
A 10% change in foreign currency exchange rates would be expected to result in an approximate $15 impact on production cost of sales per ounce1.
Specific to the Russian rouble, a 10% change in the exchange rate would be expected to result in an approximate $16 impact on Russian production cost of sales per ounce.
Specific to the Brazilian real, a 10% change in the exchange rate would be expected to result in an approximate $32 impact on Brazilian production cost of sales per ounce.
A $10 per barrel change in the price of oil would be expected to result in an approximate $2 impact on production cost of sales per ounce.
A $100 change in the price of gold would be expected to result in an approximate $4 impact on production cost of sales per ounce as a result of a change in royalties.

Other information
Where we say ''we'', ''us'', ''our'', the ''Company'', or ''Kinross'' in this MD&A, we mean Kinross Gold Corporation and/or one or more or all of its subsidiaries, as may be applicable.

The technical information about the Company's mineral properties contained in this MD&A has been prepared under the supervision of Mr. John Sims, an officer of the Company who is a "qualified person" within the meaning of National Instrument 43-101.

1 Refers to all of the currencies in the countries where the Company has mining operations, fluctuating simultaneously by 10% in the same direction, either appreciating or depreciating, taking into consideration the impact of hedging and the weighting of each currency within our consolidated cost structure.

KINROSS GOLD CORPORATION

INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS
(Unaudited expressed in millions of United States dollars, except share amounts)

		As at
		March 31,	December 31,
		2017	2016

Assets
Current assets
Cash and cash equivalents	Note 5	$819.0	$827.0
Restricted cash	Note 5	12.4	11.6
Accounts receivable and other assets	Note 5	98.7	127.3
Current income tax recoverable		86.8	111.9
Inventories	Note 5	964.8	986.8
Unrealized fair value of derivative assets	Note 6	17.5	16.1
Assets classified as held for sale	Note 4 i	246.5	-
		2,245.7	2,080.7
Non-current assets
Property, plant and equipment	Note 5	4,866.2	4,917.6
Goodwill		162.7	162.7
Long-term investments	Note 5	171.1	142.9
Investments in associate and joint ventures	Note 4 i	24.0	163.6
Unrealized fair value of derivative assets	Note 6	3.7	6.0
Other long-term assets	Note 5	436.0	411.3
Deferred tax assets		94.4	94.5
Total assets		$8,003.8	$7,979.3

Liabilities
Current liabilities
Accounts payable and accrued liabilities	Note 5	$385.3	$464.8
Current income tax payable		41.2	72.6
Current portion of provisions	Note 8	85.9	93.2
Current portion of unrealized fair value of derivative liabilities	Note 6	0.4	7.1
		512.8	637.7
Non-current liabilities
Long-term debt	Note 7	1,733.8	1,733.2
Provisions	Note 8	869.5	861.2
Other long-term liabilities		172.3	172.2
Deferred tax liabilities		378.7	390.7
Total liabilities		3,667.1	3,795.0

Equity
Common shareholders' equity
Common share capital	Note 9	$14,901.4	$14,894.2
Contributed surplus		230.8	238.3
Accumulated deficit		(10,891.5)	(11,026.1)
Accumulated other comprehensive income (loss)	Note 5	58.0	39.1
Total common shareholders' equity		4,298.7	4,145.5
Non-controlling interest		38.0	38.8
Total equity		4,336.7	4,184.3
Commitments and contingencies	Note 13
Total liabilities and equity		$8,003.8	$7,979.3

Common shares
Authorized		Unlimited	Unlimited
Issued and outstanding	Note 9	1,246,749,579	1,245,049,712

The accompanying notes are an integral part of these interim condensed consolidated financial statements

KINROSS GOLD CORPORATION

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(Unaudited expressed in millions of United States dollars, except share and per share amounts)

		Three months ended

		March 31,	March 31,
		2017	2016
			(Note 4 ii)

Revenue
Metal sales		$796.1	$782.6

Cost of sales
Production cost of sales		458.8	457.7
Depreciation, depletion and amortization		217.5	193.2
Total cost of sales		676.3	650.9
Gross profit		119.8	131.7
Other operating expense		15.0	33.9
Exploration and business development		21.0	16.7
General and administrative		35.2	38.3
Operating earnings		48.6	42.8
Other income (expense) - net	Note 5	114.0	9.5
Equity in earnings (losses) of associate and joint ventures		(0.4)	0.2
Finance income		3.5	1.6
Finance expense	Note 5	(29.0)	(33.2)
Earnings before tax		136.7	20.9
Income tax recovery (expense) - net		(2.9)	12.7
Net earnings		$133.8	$33.6
Net earnings (loss) attributable to:
Non-controlling interest		$(0.8)	$(1.4)
Common shareholders		$134.6	$35.0

Earnings per share attributable to common shareholders
Basic		$0.11	$0.03
Diluted		$0.11	$0.03

Weighted average number of common shares outstanding (millions)	Note 11
Basic		1,245.6	1,173.6
Diluted		1,255.1	1,182.8

The accompanying notes are an integral part of these interim condensed consolidated financial statements

KINROSS GOLD CORPORATION

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
(Unaudited expressed in millions of United States dollars)
		Three months ended
		March 31,	March 31,
		2017	2016
			(Note 4 ii)

Net earnings		$133.8	$33.6

Other comprehensive income (loss), net of tax:	Note 5
Items to be reclassified to profit or loss in subsequent periods:
Changes in fair value of investments (a)		21.9	26.5
Accumulated other comprehensive (income) loss related to investments sold (b)		(0.4)	-
Changes in fair value of derivative financial instruments designated as cash flow hedges (c)		0.9	8.8
Accumulated other comprehensive (income) loss related to derivatives settled (d)		(3.5)	3.6
		18.9	38.9
Total comprehensive income		$152.7	$72.5

Attributable to non-controlling interest		$(0.8)	$(1.4)
Attributable to common shareholders		$153.5	$73.9

(a) Net of tax of $1.4 million (2016 - $nil)
(b) Net of tax of $nil (2016 - $nil) (c) Net of tax of $1.3 million (2016 - $2.5 million) (d) Net of tax of $(1.5) million (2016 - $0.9 million)

The accompanying notes are an integral part of these interim condensed consolidated financial statements

KINROSS GOLD CORPORATION

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited expressed in millions of United States dollars)

	Three months ended
	March 31,	March 31,
	2017	2016
		(Note 4 ii)
Net inflow (outflow) of cash related to the following activities:
Operating:
Net earnings	$133.8	$33.6
Adjustments to reconcile net earnings to net cash provided from operating activities:
Depreciation, depletion and amortization	217.5	193.2
Reversal of impairment charges	(97.0)	-
Equity in losses (earnings) of associate and joint ventures	0.4	(0.2)
Share-based compensation expense	3.3	3.8
Finance expense	29.0	33.2
Deferred tax recovery	(13.1)	(59.0)
Foreign exchange losses (gains) and other	(23.0)	3.0
Changes in operating assets and liabilities:
Accounts receivable and other assets	50.2	(1.3)
Inventories	5.7	34.3
Accounts payable and accrued liabilities	(74.8)	14.0
Cash flow provided from operating activities	232.0	254.6
Income taxes paid	(24.2)	(40.1)
Net cash flow provided from operating activities	207.8	214.5
Investing:
Additions to property, plant and equipment	(178.9)	(139.5)
Business acquisition	-	(610.0)
Net additions to long-term investments and other assets	(9.6)	(11.1)
Net proceeds from the sale of property, plant and equipment	1.1	4.4
Increase in restricted cash	(0.8)	(0.4)
Interest received and other	2.1	0.6
Net cash flow used in investing activities	(186.1)	(756.0)
Financing:
Issuance of common shares on exercise of options	0.1	-
Proceeds from issuance of equity	-	275.7
Interest paid	(31.7)	(29.6)
Net cash flow provided from (used in) financing activities	(31.6)	246.1
Effect of exchange rate changes on cash and cash equivalents	1.9	1.9
Decrease in cash and cash equivalents	(8.0)	(293.5)
Cash and cash equivalents, beginning of period	827.0	1,043.9
Cash and cash equivalents, end of period	$819.0	$750.4

The accompanying notes are an integral part of these interim condensed consolidated financial statements

KINROSS GOLD CORPORATION

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF EQUITY
(Unaudited expressed in millions of United States dollars)
	Three months ended
	March 31,	March 31,
	2017	2016
		(Note 4 ii)

Common share capital
Balance at the beginning of the period	$14,894.2	$14,603.5
Shares issued on equity offering	-	275.7
Transfer from contributed surplus on exercise of restricted shares	7.1	10.3
Options exercised, including cash	0.1	-
Balance at the end of the period	$14,901.4	$14,889.5

Contributed surplus
Balance at the beginning of the period	$238.3	$239.2
Share-based compensation	3.3	4.2
Transfer of fair value of exercised options and restricted shares	(10.8)	(12.2)
Balance at the end of the period	$230.8	$231.2

Accumulated deficit
Balance at the beginning of the period	$(11,026.1)	$(10,922.1)
Net earnings attributable to common shareholders	134.6	35.0
Balance at the end of the period	$(10,891.5)	$(10,887.1)

Accumulated other comprehensive income (loss)
Balance at the beginning of the period	$39.1	$(31.3)
Other comprehensive income	18.9	38.9
Balance at the end of the period	$58.0	$7.6
Total accumulated deficit and accumulated other comprehensive income (loss)	$(10,833.5)	$(10,879.5)

Total common shareholders' equity	$4,298.7	$4,241.2

Non-controlling interest
Balance at the beginning of the period	$38.8	$43.9
Net loss attributable to non-controlling interest	(0.8)	(1.4)
Balance at the end of the period	$38.0	$42.5

Total equity	$4,336.7	$4,283.7

The accompanying notes are an integral part of these interim condensed consolidated financial statements

KINROSS GOLD CORPORATION
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2017 and 2016
(Unaudited, tabular amounts in millions of United States dollars)

1.	DESCRIPTION OF BUSINESS AND NATURE OF OPERATIONS

Kinross Gold Corporation and its subsidiaries and joint arrangements (collectively, "Kinross" or the "Company") are engaged in gold mining and related activities, including exploration and acquisition of gold-bearing properties, extraction and processing of gold-containing ore and reclamation of gold mining properties. Kinross Gold Corporation, the ultimate parent, is a public company incorporated and domiciled in Canada with its registered office at 25 York Street, 17th floor, Toronto, Ontario, Canada, M5J 2V5.  Kinross' gold production and exploration activities are carried out principally in Canada, the United States, the Russian Federation, Brazil, Chile, Ghana and Mauritania.  Gold is produced in the form of doré, which is shipped to refineries for final processing.  Kinross also produces and sells a quantity of silver.  The Company is listed on the Toronto Stock Exchange and the New York Stock Exchange.

The interim condensed consolidated financial statements of the Company for the period ended March 31, 2017 were authorized for issue in accordance with a resolution of the board of directors on May 2, 2017.

2.	BASIS OF PRESENTATION

These unaudited interim condensed consolidated financial statements ("interim financial statements") have been prepared in accordance with IAS 34 "Interim Financial Reporting" ("IAS 34"). The accounting policies applied in these interim financial statements are consistent with those used in the annual audited consolidated financial statements for the year ended December 31, 2016.

These interim financial statements do not include all disclosures required by International Financial Reporting Standards ("IFRS") for annual audited consolidated financial statements and accordingly should be read in conjunction with the Company's annual audited consolidated financial statements for the year ended December 31, 2016 prepared in accordance with IFRS as issued by the International Accounting Standards Board ("IASB").

3.	SIGNIFICANT ESTIMATES AND ASSUMPTIONS AND RECENT ACCOUNTING PRONOUNCEMENTS

Significant Judgments, Accounting Estimates and Assumptions

The preparation of these interim financial statements requires the use of certain significant accounting estimates and judgments by management in applying the Company's accounting policies. The areas involving significant judgments, estimates and assumptions have been set out in and are consistent with Note 5 of the Company's annual audited consolidated financial statements for the year ended December 31, 2016.

Recent Accounting Pronouncements

Revenue from Contracts with Customers

In May 2014, the IASB issued IFRS 15 "Revenue from Contracts with Customers" ("IFRS 15"). IFRS 15 replaces IAS 11 "Construction Contracts", IAS 18 "Revenue", IFRIC 13 "Customer Loyalty Programmes", IFRIC 15 "Agreements for the Construction of Real Estate", IFRIC 18 "Transfer of Assets from Customers" and SIC 31 "Revenue – Barter Transactions Involving Advertising Services", and is effective for annual periods beginning on or after January 1, 2018.

The standard contains a single model that applies to contracts with customers and two approaches to recognizing revenue: at a point in time or over time. The model features a contract-based five-step analysis of transactions to determine whether, how much and when revenue is recognized.  New estimates and judgmental thresholds have been introduced, which may affect the amount and/or timing of revenue recognized.

The Company will adopt IFRS 15 for the annual period beginning January 1, 2018 using the modified retrospective approach.  Under this approach, the Company will recognize transitional adjustments in retained earnings on the date of adoption (January 1, 2018), without restating the comparative financial statements on a retrospective basis.

The Company has made progress in its implementation of IFRS 15, however, it has not yet determined the extent of the impact of the new standard on its consolidated financial statements.  The Company expects to report more detailed information, including estimated quantitative financial impacts, if material, in its consolidated financial statements as the effective date approaches.

Financial Instruments

In July 2014, the IASB issued the final version of IFRS 9 "Financial Instruments" ("IFRS 9"), which replaces IAS 39 "Financial Instruments:  Recognition and Measurement". IFRS 9 is effective for annual periods beginning on or after January 1, 2018.

IFRS 9 provides a revised model for recognition, measurement and impairment of financial instruments and includes a substantially reformed approach to hedge accounting.  IFRS 9 includes a revised model for classifying financial assets, which results in classification according to their contractual cash flow characteristics and the business models under which they are held.

The Company will adopt IFRS 9 for the annual period beginning January 1, 2018 on a retrospective basis, using certain available transitional provisions.

The Company has made progress in its implementation of IFRS 9, however, it has not yet determined the extent of the impact of the new standard on its consolidated financial statements.  The Company expects to report more detailed information, including estimated quantitative financial impacts, if material, in its consolidated financial statements as the effective date approaches.

Leases

In January 2016, the IASB issued IFRS 16 "Leases" ("IFRS 16"), which replaces IAS 17 "Leases".  The standard is effective for annual periods beginning on or after January 1, 2019, and permits early adoption, provided IFRS 15 has been applied, or is applied at the same date as IFRS 16.

IFRS 16 requires lessees to recognize assets and liabilities for most leases on its balance sheet, as well as corresponding depreciation and interest expense.

The Company will adopt IFRS 16 for the annual period beginning January 1, 2019. The extent of the impact of adopting the standard has not yet been determined.

Foreign Currency Transactions and Advance Consideration

In December 2016, the IASB issued IFRIC Interpretation 22 "Foreign Currency Transactions and Advance Consideration" ("IFRIC 22"). IFRIC 22 is applicable for annual periods beginning on or after January 1, 2018, and permits early adoption.

IFRIC 22 clarifies which date should be used for translation when a foreign currency transaction involves an advance payment or receipt. The Interpretation clarifies that the date of the transaction for the purpose of determining the exchange rate to use on initial recognition of the related asset, expense or income (or part of it) is the date on which an entity initially recognizes the non-monetary asset or non-monetary liability arising from the payment or receipt of the advance consideration.

The Company will adopt IFRIC 22 in its financial statements for the annual period beginning on January 1, 2018. The Company expects to report more detailed information, including estimated quantitative financial impacts, if material, in its consolidated financial statements as the effective date approaches.

KINROSS GOLD CORPORATION
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2017 and 2016
(Unaudited, tabular amounts in millions of United States dollars)

4.	ACQUISITION AND DISPOSITION

i.	Disposition of Interest in Cerro Casale

On March 28, 2017, the Company announced it has entered into an agreement to sell its 25% interest in the Cerro Casale project in Chile ("Cerro Casale"), and its 100% interest in the Quebrada Seca exploration project ("Quebrada Seca") to Goldcorp Inc. ("Goldcorp").

The transaction is expected to be completed in the second quarter of 2017, subject to customary conditions of closing as well as the completion of the sale of a 25% interest in Cerro Casale by Barrick Gold Corporation ("Barrick") to Goldcorp. On closing of the sale, the Company will receive $260.0 million in cash, which includes $20.0 million for Quebrada Seca. Additional terms of the transaction include $40.0 million in cash payable following a construction decision for Cerro Casale, assumption by Goldcorp of a $20.0 million payment obligation payable to Barrick when production at Cerro Casale commences and a 1.25% royalty from Goldcorp based on 25% of gross revenues from all metals sold at Cerro Casale and Quebrada Seca, with Kinross foregoing the first $10.0 million. Additionally on closing, the Company will enter into a water supply agreement with the Cerro Casale joint venture to have certain rights to access, up to a fixed amount, of water not required by the Cerro Casale joint venture.

Immediately prior to classifying the assets and liabilities as held for sale, the Company performed an impairment assessment of its interests in Cerro Casale and Quebrada Seca. As a result of the assessment, the Company recognized a reversal of impairment charges of $97.0 million related to its investment in Cerro Casale. The recoverable amount, representing its fair value less costs of disposal ("FVLCD"), was determined to be higher than carrying value. The reversal was recognized in other income (expense) for the three months ended March 31, 2017. See Note 5 ix.

The assets and liabilities classified as held for sale as at March 31, 2017 are set out below.

March 31,
2017
Assets
Investment in associate (a)	$236.2
Net mineral interests	9.8
Other long-term assets	0.5
Assets classified as held for sale	246.5

Liabilities	-
Liabilities classified as held for sale	-

Net assets classified as held for sale	$246.5

(a)   Prior to its classification as an asset held for sale, the Company's 25% interest in Cerro Casale was recognized as an investment in associate and was accounted for under the equity method.

ii.	Acquisition of Bald Mountain and remaining 50% interest in Round Mountain

On January 11, 2016, the Company completed the acquisition of 100% of the Bald Mountain gold mine ("Bald Mountain"), which includes a large associated land package, and the remaining 50% interest in the Round Mountain gold mine ("Round Mountain") for $610.0 million in cash, subject to a working capital adjustment, which reduced the purchase price by $22.0 million to $588.0 million.

The purchase price allocation was finalized during the second quarter of 2016. As the Company gained control of Round Mountain in the transaction, in accordance with IFRS, the assets and liabilities set out below represent 100% of the fair value of Round Mountain in addition to 100% of Bald Mountain.

Final
Purchase Price Allocation
Net working capital	$92.8
Property, plant and equipment (including mineral interests)	817.5
Other long-term assets and investment in joint venture	19.4
Deferred tax liabilities	(16.2)
Provisions and other long-term liabilities	(185.5)
Net assets	$728.0
Less: Fair value of previously held interest in Round Mountain	(140.0)
Cash consideration	$588.0

As a result of reflecting the final purchase price adjustments retrospectively, the interim financial statements for the three months ended March 31, 2016 were recast.

For the three months ended March 31, 2016, production cost of sales, depreciation, depletion, and amortization, other income (expense), and income tax expense decreased by $4.6 million, $14.6 million, $1.4 million, and $28.3 million respectively. As a result, net loss attributable to common shareholders and accumulated deficit decreased by $48.9 million.

KINROSS GOLD CORPORATION
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2017 and 2016
(Unaudited, tabular amounts in millions of United States dollars)

5.	INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENT DETAILS

Interim Condensed Consolidated Balance Sheets

i.	Cash and cash equivalents:

	March 31,	December 31,
	2017	2016
Cash on hand and balances with banks	$582.3	$514.0
Short-term deposits	236.7	313.0
	$819.0	$827.0

Restricted cash:

	March 31,	December 31,
	2017	2016
Restricted cash (a)	$12.4	$11.6

(a)   Restricted cash relates to loan escrow judicial deposits and environmental indemnities related to Chirano and certain other sites.

ii.	Accounts receivable and other assets:

	March 31,	December 31,
	2017	2016
Trade receivables	$16.5	$20.1
Prepaid expenses	10.6	21.9
VAT receivable	45.1	59.3
Deposits	13.4	11.4
Other	13.1	14.6
	$98.7	$127.3

KINROSS GOLD CORPORATION
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2017 and 2016
(Unaudited, tabular amounts in millions of United States dollars)

iii.	Inventories:

	March 31,	December 31,
	2017	2016
Ore in stockpiles (a)	$236.0	$242.3
Ore on leach pads (b)	302.2	301.6
In-process	94.5	78.6
Finished metal	59.2	49.1
Materials and supplies	506.5	534.1
	1,198.4	1,205.7
Long-term portion of ore in stockpiles and ore on leach pads (a),(b)	(233.6)	(218.9)
	$964.8	$986.8

(a)
Ore in stockpiles relates to the Company's operating mines. Ore in stockpiles includes low-grade material not scheduled for processing within the next twelve months which is included in other long-term assets on the interim condensed consolidated balance sheet. See Note 5 vi.

(b)
Ore on leach pads relates to the Company's Tasiast, Fort Knox, Round Mountain and Bald Mountain mines. Based on current mine plans, the Company expects to place the last tonne of ore on its leach pads at Tasiast in 2017, Fort Knox in 2020, Round Mountain in 2019 and Bald Mountain in 2023.  Ore on leach pads includes material not scheduled for processing within the next twelve months which is included in other long-term assets on the interim condensed consolidated balance sheet. See Note 5 vi.

KINROSS GOLD CORPORATION
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2017 and 2016
(Unaudited, tabular amounts in millions of United States dollars)

iv.	Property, plant and equipment:

		Mineral Interests (a)
	Land, plant and equipment	Development and operating properties	Pre-development properties	Total
Cost
Balance at January 1, 2017	$7,791.3	$7,970.2	$164.3	$15,925.8
Additions	95.0	71.2	-	166.2
Capitalized interest	2.4	2.1	-	4.5
Disposals	(5.3)	-	-	(5.3)
Other	(8.3)	24.0	(15.2)	0.5
Assets classified as held for sale (b)	-	-	(9.8)	(9.8)
Balance at March 31, 2017	7,875.1	8,067.5	139.3	16,081.9

Accumulated depreciation, depletion, amortization and impairment
Balance at January 1, 2017	$(5,076.4)	$(5,852.4)	$(79.4)	$(11,008.2)
Depreciation, depletion and amortization	(129.5)	(81.9)	-	(211.4)
Disposals	4.3	-	-	4.3
Other	(0.4)	-	-	(0.4)
Balance at March 31, 2017	(5,202.0)	(5,934.3)	(79.4)	(11,215.7)

Net book value	$2,673.1	$2,133.2	$59.9	$4,866.2

Amount included above as at March 31, 2017:
Assets under construction	$285.8	$115.8	$-	$401.6
Assets not being depreciated (c)	$478.2	$338.4	$59.9	$876.5

(a)
At March 31, 2017, the significant development and operating properties include Fort Knox, Round Mountain, Bald Mountain, Paracatu, Kupol, Tasiast, Chirano, and Lobo-Marte. Included in pre-development properties are White Gold and other exploration properties.

(b)	As at March 31, 2017, $9.8 million of mineral interest was classified as assets held for sale. See Note 4 i.
(c)
Assets not being depreciated relate to land, capitalized exploration and evaluation costs, assets under construction, which relate to expansion projects, and other assets that are in various stages of being readied for use.

KINROSS GOLD CORPORATION
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2017 and 2016
(Unaudited, tabular amounts in millions of United States dollars)

		Mineral Interests(a)
	Land, plant and equipment	Development and operating properties	Pre-development properties	Total
Cost
Balance at January 1, 2016	$7,332.2	$7,651.4	$164.3	$15,147.9
Additions	445.6	207.7	-	653.3
Acquisitions (b)	417.4	400.1	-	817.5
Book value of Round Mountain prior to remeasurement on acquisition	(359.4)	(294.7)	-	(654.1)
Capitalized interest	10.4	4.8	-	15.2
Disposals	(57.8)	(0.7)	-	(58.5)
Other	2.9	1.6	-	4.5
Balance at December 31, 2016	7,791.3	7,970.2	164.3	15,925.8

Accumulated depreciation, depletion, amortization and impairment
Balance at January 1, 2016	$(4,835.1)	$(5,639.7)	$(79.4)	$(10,554.2)
Depreciation, depletion and amortization	(528.1)	(399.4)	-	(927.5)
Impairment charge (c)	(68.3)	-	-	(68.3)
Book value of Round Mountain prior to remeasurement on acquisition	305.4	187.6	-	493.0
Disposals	50.4	-	-	50.4
Other	(0.7)	(0.9)	-	(1.6)
Balance at December 31, 2016	(5,076.4)	(5,852.4)	(79.4)	(11,008.2)

Net book value	$2,714.9	$2,117.8	$84.9	$4,917.6

Amount included above as at December 31, 2016:
Assets under construction	$373.5	$119.4	$-	$492.9
Assets not being depreciated (d)	$545.3	$322.3	$84.9	$952.5

(a)
At December 31, 2016, the significant development and operating properties include Fort Knox, Round Mountain, Bald Mountain, Paracatu, Kupol, Tasiast, Chirano and Lobo-Marte. Included in pre-development properties are White Gold and other exploration properties.

(b)	Bald Mountain and the remaining 50% interest in Round Mountain were acquired on January 11, 2016. See Note 4 ii.
(c)	At September 30, 2016, an impairment charge was recorded against property, plant and equipment at Maricunga.
(d)
Assets not being depreciated relate to land, capitalized exploration and evaluation costs, assets under construction, which relate to expansion projects, and other assets that are in various stages of being readied for use.

Capitalized interest primarily relates to capital expenditures at Fort Knox, Bald Mountain, Paracatu, Chirano and Tasiast and had an annualized weighted average borrowing rate of 5.1% for the three months ended March 31, 2017 (three months ended March 31, 2016 – 4.8%).

At March 31, 2017, $207.1 million of exploration and evaluation ("E&E") assets were included in mineral interests (December 31, 2016 – $216.8 million). During the three months ended March 31, 2017, the Company transferred $9.8 million of E&E assets to assets classified as held for sale, as a result of the agreement to sell its interests in Cerro Casale and Quebrada Seca (see Note 4 i.). The Company capitalized $0.1 million and expensed $1.3 million of E&E costs (three months ended March 31, 2016 – $nil and $0.6 million, respectively) and included these amounts in investing and operating cash flows, respectively.

KINROSS GOLD CORPORATION
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2017 and 2016
(Unaudited, tabular amounts in millions of United States dollars)

v.	Long-term investments:

Unrealized gains and losses on investments classified as available-for-sale are recorded in accumulated other comprehensive income ("AOCI") as follows:

	March 31, 2017		December 31, 2016
	Fair value	Gains (losses) in AOCI	Fair value	Gains (losses) in AOCI
Investments in an unrealized gain position	$140.0	$48.7	$110.2	$30.3
Investments in an unrealized loss position	31.1	(3.6)	32.7	(6.7)
	$171.1	$45.1	$142.9	$23.6

vi.	Other long-term assets:

	March 31,	December 31,
	2017	2016
Long-term portion of ore in stockpiles and ore on leach pads (a)	$233.6	$218.9
Deferred charges, net of amortization	8.6	8.6
Long-term receivables	154.6	147.2
Advances for the purchase of capital equipment	5.9	2.8
Other	33.3	33.8
	$436.0	$411.3

(a)
Ore in stockpiles and on leach pads represents low-grade material not scheduled for processing within the next twelve months.  At March 31, 2017, long-term ore in stockpiles was at the Company's Fort Knox, Kupol, Tasiast, Chirano and Paracatu mines, and long-term ore on leach pads was at the Company's Fort Knox and Round Mountain mines.

vii.	Accounts payable and accrued liabilities:

	March 31,	December 31,
	2017	2016
Trade payables	$79.3	$86.8
Accrued liabilities	207.8	251.4
Employee related accrued liabilities	98.2	126.6
	$385.3	$464.8

viii.	Accumulated other comprehensive income (loss):

	Long-term Investments	Derivative Contracts	Total
Balance at December 31, 2015	$(18.7)	$(12.6)	$(31.3)
Other comprehensive income (loss) before tax	42.3	37.6	79.9
Tax	-	(9.5)	(9.5)
Balance at December 31, 2016	$23.6	$15.5	$39.1
Other comprehensive income (loss) before tax	22.9	(2.8)	20.1
Tax	(1.4)	0.2	(1.2)
Balance at March 31, 2017	$45.1	$12.9	$58.0

KINROSS GOLD CORPORATION
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2017 and 2016
(Unaudited, tabular amounts in millions of United States dollars)

Interim Condensed Consolidated Statements of Operations

ix.	Other income (expense) – net:

	Three months ended March 31,
	2017	2016 (Note 4 ii)

Gains on sale of other assets - net	$0.5	$3.5
Reversal of impairment charges (a)	97.0	-
Foreign exchange losses	(2.6)	(2.8)
Net non-hedge derivative gains	0.4	6.5
Other (b)	18.7	2.3
	$114.0	$9.5

(a)    During the three months ended March 31, 2017, the Company recognized a reversal of impairment charges related to the expected sale of its interest in Cerro Casale. The recoverable amount, representing its FVLCD, was determined to be $236.2 million based on the expected proceeds of the transaction. See Note 4 i.
(b)    During the three months ended March 31, 2017, the Company received $17.5 million in insurance recoveries.
x.	Finance expense:

	Three months ended March 31,
	2017	2016
Accretion on reclamation and remediation obligations	$(7.9)	$(8.5)
Interest expense, including accretion on debt (a)	(21.1)	(24.7)
	$(29.0)	$(33.2)
(a)    During the three months ended March 31, 2017, $4.5 million (three months ended March 31, 2016 – $3.2 million) of interest was capitalized to property, plant and equipment. See Note 5 iv.
Total interest paid, including interest capitalized, during the three months ended March 31, 2017 was $39.6 million (three months ended March 31, 2016 – $43.5 million).

KINROSS GOLD CORPORATION
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2017 and 2016
(Unaudited, tabular amounts in millions of United States dollars)

6.	FAIR VALUE MEASUREMENT

(a)	Recurring fair value measurement:

Carrying values for financial instruments, including cash and cash equivalents, short-term investments, accounts receivable, and accounts payable and accrued liabilities approximate fair values due to their short-term maturities.

Assets (liabilities) measured at fair value on a recurring basis as at March 31, 2017 include:

	Level 1	Level 2	Level 3	Aggregate Fair Value
Available-for-sale investments	$171.1	$-	$-	$171.1
Derivative contracts:
Foreign currency forward and collar contracts	-	14.1	-	14.1
Energy swap contracts	-	4.7	-	4.7
Total return swap contracts	-	1.9	-	1.9
	$171.1	$20.7	$-	$191.8

The valuation techniques that are used to measure assets and liabilities at fair value on a recurring basis are as follows:
Available-for-sale investments:
The fair value of available-for-sale investments is determined based on a market approach reflecting the closing price of each particular security at the consolidated balance sheet date. The closing price is a quoted market price obtained from the exchange that is the principal active market for the particular security, and therefore available-for-sale investments are classified within Level 1 of the fair value hierarchy.
Derivative contracts:
The Company's derivative contracts are valued using pricing models and the Company generally uses similar models to value similar instruments. Such pricing models require a variety of inputs, including contractual cash flows, market prices, applicable yield curves and credit spreads. The fair value of derivative contracts is based on quoted market prices for comparable contracts and represents the amount the Company would have received from, or paid to, a counterparty to unwind the contract at the quoted market rates in effect at the consolidated balance sheet date and therefore derivative contracts are classified within Level 2 of the fair value hierarchy.

KINROSS GOLD CORPORATION
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2017 and 2016
(Unaudited, tabular amounts in millions of United States dollars)

The following table summarizes information about derivative contracts outstanding at March 31, 2017 and December 31, 2016:

	March 31, 2017		December 31, 2016
	Asset / (Liability)	AOCI	Asset / (Liability)	AOCI
	Fair Value		Fair Value
Currency contracts
Foreign currency forward and collar contracts (a)	14.1	9.3	8.9	5.9

Commodity contracts
Energy swap contracts (b)	4.7	3.6	12.3	9.6

Other contracts
Total return swap contracts	1.9	-	(6.2)	-

Total all contracts	$20.7	$12.9	$15.0	$15.5

Unrealized fair value of derivative assets
Current	17.5		16.1
Non-current	3.7		6.0
	$21.2		$22.1
Unrealized fair value of derivative liabilities
Current	(0.4)		(7.1)
Non-current	(0.1)		-
	$(0.5)		$(7.1)

Total net fair value	$20.7		$15.0

(a)  Of the total amount recorded in AOCI at March 31, 2017, $7.9 million will be reclassified to net earnings within the next 12 months as a result of settling the contracts.
(b)  Of the total amount recorded in AOCI at March 31, 2017, $2.5 million will be reclassified to net earnings within the next 12 months as a result of settling the contracts.

(b)	Non-recurring fair value measurement:
During the three months ended March 31, 2017, a reversal of impairment charges was recognized on the Company's interest in Cerro Casale to remeasure the carrying value to its recoverable amount. Certain assumptions used in the calculation of its recoverable amount are categorized as Level 3 in the fair value hierarchy. See Note 4 i. and Note 5 ix.

(c)	Fair value of financial assets and liabilities not measured and recognized at fair value:
Long-term debt is measured at amortized cost. The fair value of long-term debt is primarily measured using market determined variables, and therefore was classified within Level 2 of the fair value hierarchy. See Note 7.

KINROSS GOLD CORPORATION
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2017 and 2016
(Unaudited, tabular amounts in millions of United States dollars)

7.	LONG-TERM DEBT AND CREDIT FACILITIES

			March 31, 2017				December 31, 2016
		Interest Rates	Nominal Amount	Deferred Financing Costs	Carrying Amount (a)	Fair Value (b)	Carrying Amount (a)	Fair Value (b)

Corporate term loan facility	(i)	Variable	$500.0	$(2.4)	$497.6	$497.6	$497.4	$497.4
Senior notes	(ii)	5.125%-6.875%	1,245.2	(9.0)	1,236.2	1,300.2	1,235.8	1,245.7
Long-term debt			1,745.2	(11.4)	1,733.8	1,797.8	1,733.2	1,743.1

(a)   Includes transaction costs on debt financings.
(b)   The fair value of debt is primarily determined using quoted market determined variables. See Note 6 (c).

(i)	Corporate revolving credit and term loan facilities

On July 26, 2016, the Company amended its $1,500.0 million revolving credit facility and $500.0 million term loan to extend the respective maturity dates.  The revolving credit facility's term was extended by one year to August 10, 2021 from August 10, 2020, and the term loan was extended by one year to August 10, 2020 from August 10, 2019.

As at March 31, 2017, the Company had utilized $101.8 million (December 31, 2016 – $104.5 million) of the amended $1,500.0 million revolving credit facility.  The amount utilized was entirely for letters of credit. On January 4, 2016, the Company drew $175.0 million in cash on the revolving credit facility, and repaid the amount in full on March 4, 2016.

Loan interest for both the amended revolving credit facility and the amended term loan is variable, set at LIBOR plus an interest rate margin which is dependent on the Company's credit rating.  Based on the Company's credit rating at March 31, 2017, interest charges and fees, are as follows:

Type of credit
Dollar based LIBOR loan:
Term Loan	LIBOR plus 1.95%
Revolving credit facility	LIBOR plus 2.00%
Letters of credit	1.33-2.00%
Standby fee applicable to unused availability	0.40%

The amended revolving credit facility and amended unsecured term loan were arranged under one credit agreement, which contains various covenants including limits on indebtedness, asset sales and liens. The Company is in compliance with its financial covenant in the credit agreement at March 31, 2017.

(ii)	Senior notes

The Company's $1,250.0 million of senior notes consist of $500.0 million principal amount of 5.125% notes due 2021, $500.0 million principal amount of 5.950% notes due 2024, and $250.0 million principal amount of 6.875% notes due 2041.

(iii)	Other

Effective June 30, 2016, the maturity date for the Company's $250.0 million Letter of Credit guarantee facility with Export Development Canada ("EDC") was extended to June 30, 2017. Letters of credit guaranteed under this facility are solely for reclamation liabilities at Fort Knox, Round Mountain, and Kettle River–Buckhorn.  Fees related to letters of credit under this facility are 1.10% to 1.15%.  As at March 31, 2017, $215.1 million (December 31, 2016 - $215.1 million) was utilized under this facility.

In addition, at March 31, 2017, the Company had $120.7 million (December 31, 2016 - $117.7 million) in letters of credit outstanding in respect of its operations in Brazil, Mauritania, Ghana and Chile.  These letters of credit have been issued pursuant to arrangements with certain international banks.

As at March 31, 2017, $208.7 million (December 31, 2016 - $216.7 million) of surety bonds were outstanding with respect to Kinross' operations in the United States.  The surety bonds were issued pursuant to arrangements with international insurance companies.

From time to time, the Company's operations in Brazil may borrow US dollars from Brazilian banks on a short-term unsecured basis to meet working capital requirements.  As at March 31, 2017 and December 31, 2016, $nil was outstanding under such borrowings.

8.	PROVISIONS

	Reclamation and remediation obligations (i)	Other	Total
Balance at January 1, 2017	$908.3	$46.1	$954.4
Additions	-	2.2	2.2
Reductions	-	(3.9)	(3.9)
Reclamation spending	(5.2)	-	(5.2)
Accretion	7.9	-	7.9
Balance at March 31, 2017	$911.0	$44.4	$955.4

Current portion	77.9	8.0	85.9
Non-current portion	833.1	36.4	869.5
	$911.0	$44.4	$955.4

(i)	Reclamation and remediation obligations

The Company conducts its operations so as to protect the public health and the environment, and to comply with all applicable laws and regulations governing protection of the environment. Reclamation and remediation obligations arise throughout the life of each mine. The Company estimates future reclamation costs based on the level of current mining activity and estimates of costs required to fulfill the Company's future obligations. The above table details the items that affect the reclamation and remediation obligations.

Regulatory authorities in certain jurisdictions require that security be provided to cover the estimated reclamation and remediation obligations. As at March 31, 2017, letters of credit totaling $401.7 million (December 31, 2016 – $402.0 million) had been issued to various regulatory agencies to satisfy financial assurance requirements for this purpose. The letters of credit were issued against the Company's Letter of Credit guarantee facility with EDC, the corporate revolving credit facility, and pursuant to arrangements with certain international banks. The Company is in compliance with all applicable requirements under these facilities. As at March 31, 2017, $208.7 million (December 31, 2016 - $216.7 million) of surety bonds were outstanding with respect to Kinross' operations in the United States.  The surety bonds were issued pursuant to arrangements with international insurance companies.

KINROSS GOLD CORPORATION
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2017 and 2016
(Unaudited, tabular amounts in millions of United States dollars)

9.	COMMON SHARE CAPITAL

The authorized share capital of the Company is comprised of an unlimited number of common shares without par value. A summary of common share transactions for the three months ended March 31, 2017 and year ended December 31, 2016 is as follows:

	Three months ended March 31, 2017		Year ended December 31, 2016
	Number of shares	Amount ($)	Number of shares	Amount ($)
	(000's)		(000's)
Common shares
Balance at January 1,	1,245,050	$14,894.2	1,146,540	$14,603.5
Equity issuance (a)	-	-	95,910	275.7
Under share option and restricted share plans	1,700	7.2	2,600	15.0
Balance at end of period	1,246,750	$14,901.4	1,245,050	$14,894.2

Total common share capital		$14,901.4		$14,894.2

(a)
On March 4, 2016, the Company completed a public equity offering of 83.4 million common shares at a price of $3.00 per common share for gross proceeds of approximately $250.0 million. On March 15, 2016, the underwriters elected to exercise an option to purchase up to an additional 15% of the offering to cover over-allotments, and as a result, an additional 12.5 million common shares were issued at a price of $3.00 per common share. The sale was completed on March 18, 2016 and increased the gross proceeds from the offering to $287.7 million. Transaction costs of $12.0 million resulted in net proceeds of $275.7 million.

KINROSS GOLD CORPORATION
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2017 and 2016
(Unaudited, tabular amounts in millions of United States dollars)

10.	SHARE-BASED PAYMENTS

i.	Share option plan

The following table summarizes information about the stock options outstanding and exercisable at March 31, 2017:

	Three months ended March 31, 2017
	Number of options (000's)	Weighted average exercise price (CDN$)
Outstanding at January 1, 2017	12,429	$6.95
Granted	1,669	5.06
Exercised	(31)	3.73
Forfeited	(263)	7.26
Outstanding at end of period	13,804	$6.72
Exercisable at end of period	9,974	$7.62

For the three months ended March 31, 2017, the weighted average share price at the date of exercise was CDN$4.98.
The following weighted average assumptions were used in computing the fair value of stock options using the Black-Scholes option pricing model granted during the three months ended March 31, 2017:

Weighted average share price (CDN$)	$5.06
Expected dividend yield	0.0%
Expected volatility	49.3%
Risk-free interest rate	1.1%
Expected option life (in years)	4.5
Weighted average fair value per share option granted (CDN$)	$2.09

The expected volatility used in the Black-Scholes option pricing model is based primarily on the historical volatility of the Company's shares.

KINROSS GOLD CORPORATION
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2017 and 2016
(Unaudited, tabular amounts in millions of United States dollars)

ii.	Restricted share plan

(a)   Restricted share units ("RSUs")

The following table summarizes information about the RSUs outstanding at March 31, 2017:

	Three months ended March 31, 2017
	Number of units (000's)	Weighted average fair value (CDN$/unit)
Outstanding at January 1, 2017	9,219	$4.01
Granted	4,670	5.06
Redeemed	(3,698)	4.13
Forfeited	(298)	3.83
Outstanding at end of period	9,893	$4.47

As at March 31, 2017, the Company had recognized a liability of $7.0 million (December 31, 2016 - $11.4 million) in respect of its cash-settled RSUs.

(b)   Restricted performance share units ("RPSUs")

The following table summarizes information about the RPSUs outstanding at March 31, 2017:

	Three months ended March 31, 2017
	Number of units (000's)	Weighted average fair value (CDN$/unit)
Outstanding at January 1, 2017	4,993	$4.51
Granted	1,209	5.32
Redeemed	(889)	5.39
Forfeited	(252)	5.08
Outstanding at end of period	5,061	$4.52

iii.	Deferred share unit ("DSU") plan

The number of DSUs granted by the Company was 80,490 and the weighted average fair value per unit issued was CDN$4.69 for the three months ended March 31, 2017.

There were 1,401,939 DSUs outstanding, for which the Company had recognized a liability of $4.9 million, as at March 31, 2017 (December 31, 2016 - $4.1 million).

iv.	Employee share purchase plan ("SPP")

The compensation expense related to the employee SPP for the three months ended March 31, 2017 was $0.5 million (three months ended March 31, 2016 - $0.5 million).

KINROSS GOLD CORPORATION
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2017 and 2016
(Unaudited, tabular amounts in millions of United States dollars)

11.	EARNINGS PER SHARE

Basic and diluted net earnings attributable to common shareholders of Kinross for the three months ended March 31, 2017 was $134.6 million (three months ended March 31, 2016 - $35.0 million).

The following table details the weighted average number of outstanding common shares for the purpose of computing basic and diluted earnings per common share for the following periods:

(Number of common shares in thousands)	Three months ended March 31,
	2017	2016 (Note 4 ii)
Basic weighted average shares outstanding:	1,245,644	1,173,637
Weighted average shares dilution adjustments:
Stock options	839	25
Restricted shares	3,738	4,206
Restricted performance shares	4,841	4,962
Diluted weighted average shares outstanding	1,255,062	1,182,830

Weighted average shares dilution adjustments - exclusions: (b)
Stock options (a)	7,650	13,949
Restricted shares	-	-
Restricted performance shares	-	-

(a)
Dilutive stock options were determined using the Company's average share price for the period. For the three months ended March 31, 2017, the average share price used was $3.59 (three months ended March 31, 2016 - $2.48).

(b)	These adjustments were excluded as they are anti-dilutive.

KINROSS GOLD CORPORATION
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2017 and 2016
(Unaudited, tabular amounts in millions of United States dollars)

12.	SEGMENTED INFORMATION

Operating segments

The following tables set forth operating results by reportable segment for the following periods:
	Operating segments									Non-operating segments (a)
Three months ended March 31, 2017:	Fort Knox	Round Mountain	Bald Mountain	Paracatu	Maricunga	Kupol	Kettle River-Buckhorn	Tasiast	Chirano	Corporate and other (b)	Total
Revenue
Metal sales	$115.3	126.9	50.7	125.9	10.4	175.0	30.2	81.3	80.4	-	$796.1
Cost of sales
Production cost of sales	58.5	75.5	33.8	97.9	3.0	71.8	13.7	47.0	57.6	-	458.8
Depreciation, depletion and amortization	22.5	28.9	14.1	33.5	1.2	55.0	0.4	25.3	34.5	2.1	217.5
Total cost of sales	81.0	104.4	47.9	131.4	4.2	126.8	14.1	72.3	92.1	2.1	676.3
Gross profit (loss)	$34.3	22.5	2.8	(5.5)	6.2	48.2	16.1	9.0	(11.7)	(2.1)	$119.8
Other operating expense	0.3	-	0.2	0.3	1.7	-	(0.2)	9.3	(1.1)	4.5	15.0
Exploration and business development	0.2	2.4	0.6	-	-	3.3	0.7	1.3	1.3	11.2	21.0
General and administrative	-	-	-	-	-	-	-	-	-	35.2	35.2
Operating earnings (loss)	$33.8	20.1	2.0	(5.8)	4.5	44.9	15.6	(1.6)	(11.9)	(53.0)	$48.6
Other income (expense) - net											114.0
Equity in earnings (losses) of associate and joint ventures											(0.4)
Finance income											3.5
Finance expense											(29.0)
Earnings before tax											$136.7

	Operating segments									Non-operating segments (a)
Three months ended March 31, 2016:	Fort Knox	Round Mountain (c)	Bald Mountain (c)	Paracatu	Maricunga	Kupol	Kettle River-Buckhorn	Tasiast	Chirano	Corporate and other (b)	Total
Revenue
Metal sales	$102.8	106.4	13.4	138.6	67.9	207.1	32.8	57.8	55.8	-	$782.6
Cost of sales
Production cost of sales	62.2	60.4	13.1	79.9	47.3	78.2	22.2	47.2	47.2	-	457.7
Depreciation, depletion and amortization	23.5	16.1	2.0	35.4	10.8	52.9	1.4	22.7	25.7	2.7	193.2
Total cost of sales	85.7	76.5	15.1	115.3	58.1	131.1	23.6	69.9	72.9	2.7	650.9
Gross profit (loss)	$17.1	29.9	(1.7)	23.3	9.8	76.0	9.2	(12.1)	(17.1)	(2.7)	$131.7
Other operating expense	-	-	-	4.4	-	-	0.1	17.8	0.7	10.9	33.9
Exploration and business development	0.1	0.4	1.1	-	-	1.7	0.1	1.9	1.7	9.7	16.7
General and administrative	-	-	-	-	-	-	-	-	-	38.3	38.3
Operating earnings (loss)	$17.0	29.5	(2.8)	18.9	9.8	74.3	9.0	(31.8)	(19.5)	(61.6)	$42.8
Other income (expense) - net											9.5
Equity in earnings (losses) of associate and joint venture											0.2
Finance income											1.6
Finance expense											(33.2)
Earnings before tax											$20.9

KINROSS GOLD CORPORATION
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2017 and 2016
(Unaudited, tabular amounts in millions of United States dollars)

	Operating segments									Non-operating segments(a)
	Fort Knox	Round Mountain	Bald Mountain	Paracatu	Maricunga	Kupol	Kettle River-Buckhorn	Tasiast	Chirano	Corporate and other (b)	Total
Property, plant and equipment at:
March 31, 2017	$255.8	282.1	439.8	1,635.0	43.1	567.6	1.4	869.0	399.6	372.8	$4,866.2

Total assets at:
March 31, 2017	$447.7	425.5	611.1	1,862.9	165.1	1,442.5	13.2	1,166.8	562.0	1,307.0	$8,003.8

Capital expenditures for three months ended March 31, 2017 (d)	$28.2	6.0	15.4	22.0	0.1	4.8	-	71.6	14.3	8.3	$170.7

	Operating segments									Non-operating segments(a)
	Fort Knox	Round Mountain (c)	Bald Mountain (c)	Paracatu	Maricunga	Kupol	Kettle River-Buckhorn	Tasiast	Chirano	Corporate and other (b)	Total
Property, plant and equipment at:
December 31, 2016	$248.4	307.1	440.9	1,647.5	37.6	599.5	2.0	826.9	416.6	391.1	$4,917.6

Total assets at:
December 31, 2016	$457.7	430.8	598.9	1,880.4	145.3	1,417.0	15.9	1,122.8	581.5	1,329.0	$7,979.3

Capital expenditures for three months ended March 31, 2016 (d)	$14.0	14.1	1.7	6.8	0.9	26.5	-	49.6	8.4	2.5	$124.5

(a) Non-operating segments include development properties.
(b) Corporate and other includes corporate, Cerro Casale, shutdown and other non-operating assets (including La Coipa, Lobo-Marte and White Gold).
(c)  Bald Mountain and the remaining 50% interest in Round Mountain were acquired on January 11, 2016. As a result of reflecting the final purchase price adjustments retrospectively, the operating results of the Bald Mountain and Round Mountain segments have been recast for the comparative period. See Note 4 ii.
(d) Segment capital expenditures are presented on an accrual basis. Additions to property, plant and equipment in the interim condensed consolidated statement of cash flows are presented on a cash basis.

KINROSS GOLD CORPORATION
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2017 and 2016
(Unaudited, tabular amounts in millions of United States dollars)

13.	COMMITMENTS AND CONTINGENCIES

i.	Commitments

Operating leases
The Company has a number of operating lease agreements involving office space and equipment. The operating leases for equipment provide that the Company may, after the initial lease term, renew the lease for successive yearly periods or may purchase the equipment at its fair market value. The operating leases for certain office facilities contain escalation clauses for increases in operating costs and property taxes. A majority of these leases are cancelable and are renewable on a yearly basis.
Purchase commitments
At March 31, 2017, the Company had future commitments of approximately $176.4 million for capital expenditures.

ii.	Contingencies

General
Estimated losses from contingencies are accrued by a charge to earnings when information available prior to the issuance of the financial statements indicates that it is likely that a future event will confirm that an asset has been impaired or a liability incurred at the date of the financial statements and the amount of the loss can be reasonably estimated.

Cerro Casale contingency
The Company is obligated to pay $20.0 million to Barrick if a positive production decision is made relating to the Cerro Casale project. This obligation is to be assumed by Goldcorp upon closing of the Company's sale of interest in Cerro Casale. See Note 4 i.

Other legal matters
The Company is from time to time involved in legal proceedings, arising in the ordinary course of its business. Typically, and currently, except in the case of actions described below, the amount of ultimate liability with respect to these actions will not, in the opinion of management, materially affect Kinross' financial position, results of operations or cash flows.

Maricunga Regulatory Proceedings

In late 2013, Compania Minera Maricunga ("CMM") was fined approximately $40,000 in respect of the degradation of the Pantanillo wetland located near the Maricunga mine's water pumping wells.  In May 2015, the Chile environmental enforcement authority (the "SMA") issued a resolution alleging that CMM had irreparably harmed portions of the Pantanillo wetland and two other downstream wetlands known respectively as Valle Ancho and Barros Negros, and that the mine's continuing water use poses an imminent risk to those wetlands.  In response, CMM submitted legal and technical defenses, expert reports and other materials challenging the SMA's allegations, and, as required by law, responded to various information requests from the SMA.  On March 18, 2016, the SMA issued a resolution against CMM in respect of the SMA's May 2015 allegations regarding the Valle Ancho wetland, located approximately 7 kilometers downgradient from CMM's groundwater wells, seeking to impose a sanction of an immediate complete curtailment of water use from the groundwater wells and related aquifer (the "sanction proceedings").  The Maricunga mine relies solely on water from the Pantanillo area groundwater wells to support its operations. Beginning in May  2016, the SMA issued a series of resolutions ordering CMM to "temporarily" curtail the pumping of water from the groundwater wells. In response, CMM suspended mining and crushing activities and reduced water consumption to minimal levels. CMM contested these resolutions by seeking reconsideration with the SMA and appealing to Chile's Environmental Tribunal, but its efforts were unsuccessful and, except for a short period of time in July 2016, the Company's operations have remained suspended.  On June 24, 2016, the SMA amended its initial sanction (the "Amended Sanction").  The Amended Sanction, if affirmed by the Environmental Tribunal, would require CMM to effectively cease operations and close the mine, with water use curtailed to levels far below those required for closure in compliance with the mine's government-approved plan.  On July 9, 2016, CMM filed its appeal in the sanction proceedings. As part of its appeal, CMM submitted legal and technical arguments and reports by experts on wetland vegetation, analysis of long-term satellite imagery and groundwater hydrology criticizing the evidence relied upon by the SMA and concluding that current data does not support an assertion that CMM's pumping is negatively impacting water levels 7 kilometers downgradient at the Valle Ancho wetland.  On August 30, 2016, CMM submitted a request to the Environmental Tribunal that it issue an injunction suspending the effectiveness of the Amended Sanction pending a final decision on the merits of CMM's appeal of the Amended Sanction.  On September 16, 2016, the Environmental Tribunal rejected CMM's injunction request.  On October 11, 2016, a hearing was held before the Environmental Tribunal on CMM's appeal of the Amended Sanction and on CMM's appeals of prior water curtailment orders.  Decisions in these appeals remain pending.

On June 2, 2016, CMM was served with two separate lawsuits filed by the Chilean State Defense Counsel.  Both lawsuits are based upon allegations that CMM's pumping from its Pantanillo area groundwater wells has caused damage to area wetlands.  One action relates to the Pantanillo wetland, and is based upon the sanction imposed upon CMM in late 2013 (as described above).  The other action relates to the Valle Ancho wetland, and is largely based upon the same factual assertions at issue in the SMA sanction proceedings.  These lawsuits seek, among other things, to require CMM to cease pumping from the groundwater wells, finance various investigations and conduct restoration activities.  On June 20, 2016, CMM filed its defenses. Hearings on the merits of the matter took place in November 2016, December 2016 and April 2017.  Final briefing and closing arguments have not yet been scheduled.

On March 8, 2017, the Direccion General de Aguas ("DGA"), Chile's General Water Directorate, issued a resolution (Resolution No. 147) alleging that CMM violated a prior DGA resolution (Resolution No. 316) under which CMM was required to install and operate flow meters on its groundwater extraction wells at Maricunga (known as RA-1, RA-2 and RA-3), and report certain flow readings on a monthly basis.  The DGA alleges that CMM failed to comply with Resolution 316 by failing to install a flow meter on RA-3 and report flow data from RA-3 to the DGA from May through September 2016 (even though RA-3 was not equipped to extract water at this time).  The DGA also alleges that, due to technical issues and the resetting of metering equipment by CMM, CMM's reporting of extraction values at RA-1 and RA-2 was inaccurate, rendering it impossible for the DGA to verify extraction values at RA-1 and RA-2 from May 2016 through January 2017.  According to the DGA, this raises a presumption that CMM has exceeded authorized extraction rates at those wells.  The resolution indicates that information relating to these alleged violations will be forwarded to other authorities, including the SMA, the District Court of Copiapo, and the local criminal prosecutor for potential investigation and/or additional proceedings.  CMM disputes the allegations contained in Resolution 147 on legal and technical grounds and is seeking reconsideration of Resolution 147 before the DGA.

Sunnyside Litigation

The Sunnyside Mine is an inactive mine situated in the so-called Bonita Peak Mining District ("District") near Silverton, Colorado.  A subsidiary of Kinross, Sunnyside Gold Corporation ("SGC"), was involved in operations at the mine from 1985 through 1991 and subsequently conducted various reclamation and closure activities at the mine and in the surrounding area.  In the third quarter of 2016, the Environmental Protection Agency (the "EPA") listed the District, including areas impacted by SGC's operations and closure activities, on the National Priorities List pursuant to the Comprehensive Environmental Response, Compensation, and Liability Act ("CERCLA").  SGC has challenged portions of the CERCLA listing in the United States Court of Appeals for District of Columbia Circuit.  It is likely that the EPA will assert that the Company is a potentially responsible party under CERCLA and is jointly and severally liable for CERCLA response costs incurred in the District.  In addition, the EPA may seek to require the Company to conduct investigative and remedial activities.  On August 5, 2015, while working in another mine in the District known as the Gold King, the EPA caused a release of approximately three million gallons of contaminated water into a tributary of the Animas River.  In the second quarter of 2016, the State of New Mexico filed a Complaint naming the EPA, SGC, Kinross and others alleging violations of CERCLA, the Resource Conservation and Recovery Act ("RCRA"), and the Clean Water Act ("CWA") and claiming negligence, gross negligence, public nuisance and trespass. The Complaint seeks cost recovery, damages, injunctive relief, and attorney's fees.  In the third quarter of 2016, the Navajo Nation initiated litigation against the EPA, SGC and Kinross, alleging entitlement to cost recovery under CERCLA for past and future costs incurred, negligence, gross negligence, trespass, and public and private nuisance, and seeking reimbursement of past and future costs, compensatory, consequential and punitive damages, injunctive relief and attorneys' fees.  The suits brought by New Mexico and the Navajo Nation have been consolidated.  The Company has also received a "notice of intent to sue" letter from the State of Utah indicating that it intends to sue a number of parties, including the EPA and the Company, for, among other things, injunctive relief, costs, damages and attorneys' fees under RCRA, the CWA and the Utah Water Quality Act.  Kinross and SGC will vigorously defend themselves in the actions that have been brought and in any future actions that may be brought.

Income taxes

The Company operates in numerous countries around the world and accordingly is subject to, and pays, annual income taxes under the various regimes in countries in which it operates.  These tax regimes are determined under general corporate income tax laws of the country.  The Company has historically filed, and continues to file, all required income tax returns and to pay the taxes reasonably determined to be due.  The tax rules and regulations in many countries are complex and subject to interpretation.  Changes in tax law or changes in the way that tax law is interpreted may also impact the Company's effective tax rate as well as its business and operations. From time to time the Company will undergo a review of its historic tax returns and in connection with such reviews disputes can arise with the taxing authorities over the Company's interpretation of the country's income tax rules.

KINROSS GOLD CORPORATION
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2017 and 2016
(Unaudited, tabular amounts in millions of United States dollars)

14.	CONSOLIDATING FINANCIAL STATEMENTS

The obligations of the Company under the senior notes are guaranteed by the following 100% owned subsidiaries of the Company (the "guarantor subsidiaries"): Round Mountain Gold Corporation, Kinross Brasil Mineração S.A., Fairbanks Gold Mining, Inc., Melba Creek Mining, Inc., KG Mining (Round Mountain) Inc., KG Mining (Bald Mountain) Inc., Red Back Mining B.V., Red Back Mining (Ghana) Limited, White Ice Ventures Limited, KG Far East (Luxembourg) Sarl. All guarantees by the guarantor subsidiaries are joint and several, and full and unconditional; subject to certain customary release provisions contained in the indenture governing the senior notes.

The following tables contain separate financial information related to the guarantor subsidiaries as set out in the consolidating balance sheets as at March 31, 2017 and December 31, 2016 and the consolidating statements of operations, comprehensive income (loss) and cash flows for the three months ended March 31, 2017 and 2016.  For purposes of this information, the financial statements of Kinross Gold Corporation and of the guarantor subsidiaries reflect investments in subsidiary companies on an equity accounting basis.

As a result of reflecting the final purchase price adjustments retrospectively for the acquisition of Bald Mountain and 50% interest in Round Mountain, the consolidating statements of operations, comprehensive income (loss) and cash flows for the three months ended March 31, 2016 were recast. See Note 4 ii.

KINROSS GOLD CORPORATION
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2017 and 2016
(Unaudited, tabular amounts in millions of United States dollars)

Consolidating balance sheet as at March 31, 2017

	Guarantors
	Kinross Gold Corp.	Guarantor Subsidiaries	Guarantor Adjustments	Total Guarantors	Non-guarantors	Eliminations	Consolidated
Assets
Current assets
Cash and cash equivalents	$50.2	$64.8	$-	$115.0	$704.0	$-	$819.0
Restricted cash	-	5.4	-	5.4	7.0	-	12.4
Accounts receivable and other assets	3.8	36.9	-	40.7	58.0	-	98.7
Intercompany receivables	544.1	1,340.1	(180.9)	1,703.3	4,430.0	(6,133.3)	-
Current income tax recoverable	-	15.2	-	15.2	71.6	-	86.8
Inventories	2.3	463.6	-	465.9	498.9	-	964.8
Unrealized fair value of derivative assets	18.1	(2.5)	-	15.6	1.9	-	17.5
Assets classified as held for sale	-	-	-	-	246.5	-	246.5
	618.5	1,923.5	(180.9)	2,361.1	6,017.9	(6,133.3)	2,245.7
Non-current assets
Property, plant and equipment	33.5	2,646.1	-	2,679.6	2,186.6	-	4,866.2
Goodwill	-	158.8	-	158.8	3.9	-	162.7
Long-term investments	168.9	-	-	168.9	2.2	-	171.1
Investments in associate and joint ventures	-	5.4	-	5.4	18.6	-	24.0
Intercompany investments	3,299.2	1,781.8	(4,426.0)	655.0	11,796.7	(12,451.7)	-
Unrealized fair value of derivative assets	24.1	(20.7)	-	3.4	0.3	-	3.7
Other long-term assets	8.6	129.8	-	138.4	297.6	-	436.0
Long-term intercompany receivables	3,262.5	2,095.6	(1,758.9)	3,599.2	3,397.0	(6,996.2)	-
Deferred tax assets	-	0.6	-	0.6	93.8	-	94.4
Total assets	$7,415.3	$8,720.9	$(6,365.8)	$9,770.4	$23,814.6	$(25,581.2)	$8,003.8

Liabilities
Current liabilities
Accounts payable and accrued liabilities	$39.8	$175.6	$-	$215.4	$169.9	$-	$385.3
Intercompany payables	132.0	622.0	(180.9)	573.1	5,560.2	(6,133.3)	-
Current income tax payable	-	13.6	-	13.6	27.6	-	41.2
Current portion of provisions	-	12.4	-	12.4	73.5	-	85.9
Current portion of unrealized fair value of derivative liabilities	0.4	-	-	0.4	-	-	0.4
	172.2	823.6	(180.9)	814.9	5,831.2	(6,133.3)	512.8
Non-current liabilities
Long-term debt	1,733.8	-	-	1,733.8	-	-	1,733.8
Provisions	11.1	370.8	-	381.9	487.6	-	869.5
Other long-term liabilities	-	87.5	-	87.5	84.8	-	172.3
Long-term intercompany payables	1,199.5	2,781.3	(1,758.9)	2,221.9	4,774.3	(6,996.2)	-
Deferred tax liabilities	-	231.7	-	231.7	147.0	-	378.7
Total liabilities	3,116.6	4,294.9	(1,939.8)	5,471.7	11,324.9	(13,129.5)	3,667.1

Equity
Common shareholders' equity
Common share capital	$14,901.4	$1,713.3	$(1,713.3)	$14,901.4	$18,119.3	$(18,119.3)	$14,901.4
Contributed surplus	230.8	2,396.6	(2,396.6)	230.8	4,402.4	(4,402.4)	230.8
Accumulated deficit	(10,891.5)	322.9	(322.9)	(10,891.5)	(10,046.5)	10,046.5	(10,891.5)
Accumulated other comprehensive income (loss)	58.0	(6.8)	6.8	58.0	(23.5)	23.5	58.0
Total common shareholders' equity	4,298.7	4,426.0	(4,426.0)	4,298.7	12,451.7	(12,451.7)	4,298.7
Non-controlling interest	-	-	-	-	38.0	-	38.0
Total equity	4,298.7	4,426.0	(4,426.0)	4,298.7	12,489.7	(12,451.7)	4,336.7

Total liabilities and equity	$7,415.3	$8,720.9	$(6,365.8)	$9,770.4	$23,814.6	$(25,581.2)	$8,003.8

KINROSS GOLD CORPORATION
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2017 and 2016
(Unaudited, tabular amounts in millions of United States dollars)

Consolidating balance sheet as at December 31, 2016

	Guarantors
	Kinross Gold Corp.	Guarantor Subsidiaries	Guarantor Adjustments	Total Guarantors	Non-guarantors	Eliminations	Consolidated
Assets
Current assets
Cash and cash equivalents	$126.2	$145.6	$-	$271.8	$555.2	$-	$827.0
Restricted cash	-	4.6	-	4.6	7.0	-	11.6
Accounts receivable and other assets	6.4	42.3	-	48.7	78.6	-	127.3
Intercompany receivables	541.5	1,277.3	(175.5)	1,643.3	4,384.9	(6,028.2)	-
Current income tax recoverable	-	12.0	-	12.0	99.9	-	111.9
Inventories	5.7	440.3	-	446.0	540.8	-	986.8
Unrealized fair value of derivative assets	12.6	(1.6)	-	11.0	5.1	-	16.1
Assets classified as held for sale	-	-	-	-	-	-	-
	692.4	1,920.5	(175.5)	2,437.4	5,671.5	(6,028.2)	2,080.7
Non-current assets
Property, plant and equipment	26.8	2,677.2	-	2,704.0	2,213.6	-	4,917.6
Goodwill	-	158.8	-	158.8	3.9	-	162.7
Long-term investments	141.5	-	-	141.5	1.4	-	142.9
Investments in associate and joint ventures	-	5.5	-	5.5	158.1	-	163.6
Intercompany investments	3,150.2	1,699.7	(4,360.2)	489.7	11,787.5	(12,277.2)	-
Unrealized fair value of derivative assets	19.0	(14.7)	-	4.3	1.7	-	6.0
Other long-term assets	8.6	121.6	-	130.2	281.1	-	411.3
Long-term intercompany receivables	3,250.6	2,084.3	(1,758.8)	3,576.1	3,396.9	(6,973.0)	-
Deferred tax assets	-	0.7	-	0.7	93.8	-	94.5
Total assets	$7,289.1	$8,653.6	$(6,294.5)	$9,648.2	$23,609.5	$(25,278.4)	$7,979.3

Liabilities
Current liabilities
Accounts payable and accrued liabilities	$72.9	$207.0	$-	$279.9	$184.9	$-	$464.8
Intercompany payables	120.1	601.0	(175.5)	545.6	5,482.6	(6,028.2)	-
Current income tax payable	-	10.9	-	10.9	61.7	-	72.6
Current portion of provisions	-	13.2	-	13.2	80.0	-	93.2
Current portion of unrealized fair value of derivative liabilities	7.1	-	-	7.1	-	-	7.1
	200.1	832.1	(175.5)	856.7	5,809.2	(6,028.2)	637.7
Non-current liabilities
Long-term debt	1,733.2	-	-	1,733.2	-	-	1,733.2
Provisions	11.1	367.4	-	378.5	482.7	-	861.2
Other long-term liabilities	-	85.0	-	85.0	87.2	-	172.2
Long-term intercompany payables	1,199.2	2,779.0	(1,758.8)	2,219.4	4,753.6	(6,973.0)	-
Deferred tax liabilities	-	229.9	-	229.9	160.8	-	390.7
Total liabilities	3,143.6	4,293.4	(1,934.3)	5,502.7	11,293.5	(13,001.2)	3,795.0

Equity
Common shareholders' equity
Common share capital	$14,894.2	$1,713.3	$(1,713.3)	$14,894.2	$18,053.2	$(18,053.2)	$14,894.2
Contributed surplus	238.3	2,396.0	(2,396.0)	238.3	4,402.0	(4,402.0)	238.3
Accumulated deficit	(11,026.1)	243.5	(243.5)	(11,026.1)	(10,157.4)	10,157.4	(11,026.1)
Accumulated other comprehensive income (loss)	39.1	7.4	(7.4)	39.1	(20.6)	20.6	39.1
Total common shareholders' equity	4,145.5	4,360.2	(4,360.2)	4,145.5	12,277.2	(12,277.2)	4,145.5
Non-controlling interest	-	-	-	-	38.8	-	38.8
Total equity	4,145.5	4,360.2	(4,360.2)	4,145.5	12,316.0	(12,277.2)	4,184.3

Total liabilities and equity	$7,289.1	$8,653.6	$(6,294.5)	$9,648.2	$23,609.5	$(25,278.4)	$7,979.3

KINROSS GOLD CORPORATION
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2017 and 2016
(Unaudited, tabular amounts in millions of United States dollars)

Consolidating statement of operations for the three months ended March 31, 2017

	Guarantors
	Kinross Gold Corp.	Guarantor Subsidiaries	Guarantor Adjustments	Total Guarantors	Non-guarantors	Eliminations	Consolidated
Revenue
Metal sales	$457.7	$411.2	$(408.4)	$460.5	$335.6	$-	$796.1

Cost of sales
Production cost of sales	454.9	263.6	(409.1)	309.4	149.4	-	458.8
Depreciation, depletion and amortization	1.2	98.4	0.7	100.3	117.2	-	217.5
Total cost of sales	456.1	362.0	(408.4)	409.7	266.6	-	676.3
Gross profit	1.6	49.2	-	50.8	69.0	-	119.8
Other operating expense	1.0	0.8	-	1.8	13.2	-	15.0
Exploration and business development	5.3	3.5	-	8.8	12.2	-	21.0
General and administrative	20.2	1.2	-	21.4	13.8	-	35.2
Operating earnings (loss)	(24.9)	43.7	-	18.8	29.8	-	48.6
Other income (expense) - net	18.8	(6.0)	-	12.8	101.2	-	114.0
Equity in earnings (losses) of associate, joint ventures and intercompany investments	147.5	23.3	(59.9)	110.9	(0.3)	(111.0)	(0.4)
Finance income	12.5	4.5	(0.1)	16.9	18.9	(32.3)	3.5
Finance expense	(20.2)	(10.0)	0.1	(30.1)	(31.2)	32.3	(29.0)
Earnings (loss) before tax	133.7	55.5	(59.9)	129.3	118.4	(111.0)	136.7
Income tax expense - net	0.9	4.4	-	5.3	(8.2)	-	(2.9)
Net earnings (loss)	$134.6	$59.9	$(59.9)	$134.6	$110.2	$(111.0)	$133.8
Net earnings (loss) attributable to:
Non-controlling interest	$-	$-	$-	$-	$(0.8)	$-	$(0.8)
Common shareholders	$134.6	$59.9	$(59.9)	$134.6	$111.0	$(111.0)	$134.6

KINROSS GOLD CORPORATION
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2017 and 2016
(Unaudited, tabular amounts in millions of United States dollars)

Consolidating statement of operations for the three months ended March 31, 2016

	Guarantors
	Kinross Gold Corp.	Guarantor Subsidiaries	Guarantor Adjustments	Total Guarantors	Non-guarantors	Eliminations	Consolidated
Revenue
Metal sales	$450.9	$357.4	$(350.6)	$457.7	$324.9	$-	$782.6

Cost of sales
Production cost of sales	449.6	215.4	(350.6)	314.4	143.3	-	457.7
Depreciation, depletion and amortization	1.9	77.0		78.9	114.3	-	193.2
Total cost of sales	451.5	292.4	(350.6)	393.3	257.6	-	650.9
Gross profit (loss)	(0.6)	65.0	-	64.4	67.3	-	131.7
Other operating expense	1.1	4.4	-	5.5	28.4	-	33.9
Exploration and business development	5.0	1.6	-	6.6	10.1	-	16.7
General and administrative	24.7	0.8	-	25.5	12.8	-	38.3
Operating loss	(31.4)	58.2	-	26.8	16.0	-	42.8
Other income (expense) - net	(293.0)	(1.8)	-	(294.8)	304.3	-	9.5
Equity in earnings (losses) of associate, joint venture and intercompany investments	377.5	11.6	(62.8)	326.3	0.2	(326.3)	0.2
Finance income	5.5	3.9	(1.5)	7.9	19.2	(25.5)	1.6
Finance expense	(23.6)	(11.7)	1.5	(33.8)	(24.9)	25.5	(33.2)
Earnings (loss) before tax	35.0	60.2	(62.8)	32.4	314.8	(326.3)	20.9
Income tax recovery (expense) - net	-	2.6	-	2.6	10.1	-	12.7
Net (loss) earnings	$35.0	$62.8	$(62.8)	$35.0	$324.9	$(326.3)	$33.6
Net (loss) earnings attributable to:
Non-controlling interest	$-	$-	$-	$-	$(1.4)	$-	$(1.4)
Common shareholders	$35.0	$62.8	$(62.8)	$35.0	$326.3	$(326.3)	$35.0

KINROSS GOLD CORPORATION
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2017 and 2016
(Unaudited, tabular amounts in millions of United States dollars)

Consolidating statement of comprehensive income (loss) for the three months ended March 31, 2017
	Guarantors
	Kinross Gold Corp.	Guarantor Subsidiaries	Guarantor Adjustments	Total Guarantors	Non-guarantors	Eliminations	Consolidated

Net earnings (loss)	$134.6	59.9	(59.9)	134.6	110.2	(111.0)	133.8

Other comprehensive income (loss), net of tax:
Items to be reclassified to profit or loss in subsequent periods:
Changes in fair value of investments (a)	21.0	-	-	21.0	0.9	-	21.9
Accumulated other comprehensive (income) loss related to investments sold (b)	(0.4)	-	-	(0.4)	-	-	(0.4)
Changes in fair value of derivative financial instruments designated as cash flow hedges (c)	(0.8)	1.7	-	0.9	-	-	0.9
Accumulated other comprehensive (income) loss related to derivatives settled (d)	(0.7)	(2.8)	-	(3.5)	-	-	(3.5)
	19.1	(1.1)	-	18.0	0.9	-	18.9
Equity in other comprehensive income (loss) of intercompany investments	(0.2)	-	1.1	0.9	-	(0.9)	-
Total comprehensive income (loss)	$153.5	$58.8	$(58.8)	$153.5	$111.1	$(111.9)	$152.7

Attributable to non-controlling interest	$-	$-	$-	$-	$(0.8)	$-	$(0.8)
Attributable to common shareholders	$153.5	$58.8	$(58.8)	$153.5	$111.9	$(111.9)	$153.5

(a) Net of tax of	$1.4	$-	$-	$1.4	$-	$-	$1.4
(b) Net of tax of	$-	$-	$-	$-	$-	$-	$-
(c) Net of tax of	$(0.3)	$1.6	$-	$1.3	$-	$-	$1.3
(d) Net of tax of	$(0.2)	$(1.3)	$-	$(1.5)	$-	$-	$(1.5)

KINROSS GOLD CORPORATION
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2017 and 2016
(Unaudited, tabular amounts in millions of United States dollars)

Consolidating statement of comprehensive income (loss) for the three months ended March 31, 2016
	Guarantors
	Kinross Gold Corp.	Guarantor Subsidiaries	Guarantor Adjustments	Total Guarantors	Non-guarantors	Eliminations	Consolidated

Net earnings (loss)	$35.0	62.8	(62.8)	35.0	324.9	(326.3)	33.6

Other comprehensive income (loss), net of tax:
Items to be reclassified to profit or loss in subsequent periods:
Change in fair value of investments (a)	26.1	-	-	26.1	0.4	-	26.5
Accumulated other comprehensive (income) loss related to investments sold (b)	-	-	-	-	-	-	-
Changes in fair value of derivative financial instruments designated as cash flow hedges (c)	3.5	4.0	-	7.5	1.3	-	8.8
Accumulated other comprehensive (income) loss related to derivatives settled (d)	1.1	1.8	-	2.9	0.7	-	3.6
	30.7	5.8	-	36.5	2.4	-	38.9
Equity in other comprehensive income (loss) of intercompany investments	8.2	-	(5.8)	2.4	-	(2.4)	-
Total comprehensive income (loss)	$73.9	$68.6	$(68.6)	$73.9	$327.3	$(328.7)	$72.5

Attributable to non-controlling interest	$-	$-	$-	$-	$(1.4)	$-	$(1.4)
Attributable to common shareholders	$73.9	$68.6	$(68.6)	$73.9	$328.7	$(328.7)	$73.9

(a) Net of tax of	$-	$-	$-	$-	$-	$-	$-
(b) Net of tax of	$-	$-	$-	$-	$-	$-	$-
(c) Net of tax of	$-	$2.2	$-	$2.2	$0.3	$-	$2.5
(d) Net of tax of	$-	$0.7	$-	$0.7	$0.2	$-	$0.9

KINROSS GOLD CORPORATION
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2017 and 2016
(Unaudited, tabular amounts in millions of United States dollars)

Consolidating statement of cash flows for the three months ended March 31, 2017

	Guarantors
	Kinross Gold Corp.	Guarantor Subsidiaries	Guarantor Adjustments	Total Guarantors	Non-guarantors	Eliminations	Consolidated
Net inflow (outflow) of cash related to the following activities:
Operating:
Net earnings (loss)	$134.6	$59.9	$(59.9)	$134.6	$110.2	$(111.0)	$133.8
Adjustments to reconcile net earnings (loss) to net cash provided from (used in) operating activities:
Depreciation, depletion and amortization	1.2	98.4	0.7	100.3	117.2	-	217.5
Reversal of impairment charges	-	-	-	-	(97.0)	-	(97.0)
Equity in losses (earnings) of associate, joint ventures and intercompany investments	(147.5)	(23.3)	59.9	(110.9)	0.3	111.0	0.4
Share-based compensation expense	3.3	-	-	3.3	-	-	3.3
Finance expense	20.2	10.0	(0.1)	30.1	31.2	(32.3)	29.0
Deferred tax expense (recovery)	(0.9)	0.7	-	(0.2)	(12.9)	-	(13.1)
Foreign exchange losses (gains) and other	(20.0)	10.7	-	(9.3)	(13.7)	-	(23.0)
Changes in operating assets and liabilities:
Accounts receivable and other assets	2.3	(3.8)	-	(1.5)	51.7	-	50.2
Inventories	3.4	(21.5)	(0.7)	(18.8)	24.5	-	5.7
Accounts payable and accrued liabilities	(20.5)	(26.3)	-	(46.8)	(28.0)	-	(74.8)
Cash flow provided from (used in) operating activities	(23.9)	104.8	(0.1)	80.8	183.5	(32.3)	232.0
Income taxes paid	-	-	-	-	(24.2)	-	(24.2)
Net cash flow provided from (used in) operating activities	(23.9)	104.8	(0.1)	80.8	159.3	(32.3)	207.8
Investing:
Additions to property, plant and equipment	(8.0)	(75.9)	-	(83.9)	(95.0)	-	(178.9)
Business acquisition	-	-	-	-	-	-	-
Net additions to long-term investments and other assets	(4.8)	(4.8)	-	(9.6)	-	-	(9.6)
Net proceeds from the sale of property, plant and equipment	-	0.2	-	0.2	0.9	-	1.1
Decrease (increase) in restricted cash	-	(0.8)	-	(0.8)	-	-	(0.8)
Interest received and other	0.2	1.2	-	1.4	0.7	-	2.1
Net cash flow used in investing activities	(12.6)	(80.1)	-	(92.7)	(93.4)	-	(186.1)
Financing:
Issuance of common shares on exercise of options	0.1	-	-	0.1	-	-	0.1
Proceeds from issuance of equity	-	-	-	-	-	-	-
Interest paid	(31.7)	-	-	(31.7)	-	-	(31.7)
Intercompany advances	(7.9)	(105.5)	0.1	(113.3)	81.0	32.3	-
Net cash flow provided from (used in) financing activities	(39.5)	(105.5)	0.1	(144.9)	81.0	32.3	(31.6)
Effect of exchange rate changes on cash and cash equivalents	-	-	-	-	1.9	-	1.9
Increase (decrease) in cash and cash equivalents	(76.0)	(80.8)	0.0	(156.8)	148.8	0.0	(8.0)
Cash and cash equivalents, beginning of period	126.2	145.6	-	271.8	555.2	-	827.0
Cash and cash equivalents, end of period	$50.2	$64.8	$0.0	$115.0	$704.0	$0.0	$819.0

KINROSS GOLD CORPORATION
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2017 and 2016
(Unaudited, tabular amounts in millions of United States dollars)

Consolidating statement of cash flows for the three months ended March 31, 2016

	Guarantors
	Kinross Gold Corp.	Guarantor Subsidiaries	Guarantor Adjustments	Total Guarantors	Non-guarantors	Eliminations	Consolidated
Net inflow (outflow) of cash related to the following activities:
Operating:
Net earnings (loss)	$35.0	$62.8	$(62.8)	$35.0	$324.9	$(326.3)	$33.6
Adjustments to reconcile net earnings (loss) to net cash provided from (used in) operating activities:
Depreciation, depletion and amortization	1.9	77.0	-	78.9	114.3	-	193.2
Reversal of impairment charges	-	-	-	-	-	-	-
Equity in losses (earnings) of associate, joint venture and intercompany investments	(377.5)	(11.6)	62.8	(326.3)	(0.2)	326.3	(0.2)
Share-based compensation expense	3.8	-	-	3.8	-	-	3.8
Finance expense	23.6	11.7	(1.5)	33.8	24.9	(25.5)	33.2
Deferred tax expense (recovery)	-	(12.7)	-	(12.7)	(46.3)	-	(59.0)
Foreign exchange losses (gains) and other	293.2	16.9	-	310.1	(307.1)	-	3.0
Changes in operating assets and liabilities:
Accounts receivable and other assets	(0.3)	(12.4)	-	(12.7)	11.4	-	(1.3)
Inventories	(0.2)	(31.2)	-	(31.4)	65.7	-	34.3
Accounts payable and accrued liabilities	(4.8)	(2.3)	-	(7.1)	21.1	-	14.0
Cash flow provided from (used in) operating activities	(25.3)	98.2	(1.5)	71.4	208.7	(25.5)	254.6
Income taxes paid	-	(4.4)	-	(4.4)	(35.7)	-	(40.1)
Net cash flow provided from (used in) operating activities	(25.3)	93.8	(1.5)	67.0	173.0	(25.5)	214.5
Investing:
Additions to property, plant and equipment	(1.3)	(46.6)	-	(47.9)	(91.6)	-	(139.5)
Business acquisitions	-	(607.4)	-	(607.4)	(2.6)	-	(610.0)
Net additions to long-term investments and other assets	-	(2.3)	-	(2.3)	(8.8)	-	(11.1)
Net proceeds from the sale of property, plant and equipment	-	-	-	-	4.4	-	4.4
Decrease (increase) in restricted cash	-	(0.9)	-	(0.9)	0.5	-	(0.4)
Interest received and other	0.1	0.2	-	0.3	0.3	-	0.6
Net cash flow used in investing activities	(1.2)	(657.0)	-	(658.2)	(97.8)	-	(756.0)
Financing:
Issuance of common shares on exercise of options	-	-	-	-	-	-	-
Proceeds from issuance of equity	275.7	-	-	275.7	-	-	275.7
Interest paid	(29.6)	-	-	(29.6)	-	-	(29.6)
Intercompany advances	(140.3)	576.6	1.5	437.8	(463.3)	25.5	-
Net cash flow used in financing activities	105.8	576.6	1.5	683.9	(463.3)	25.5	246.1
Effect of exchange rate changes on cash and cash equivalents	-	-	-	-	1.9	-	1.9
Increase (decrease) in cash and cash equivalents	79.3	13.4	(0.0)	92.7	(386.2)	-	(293.5)
Cash and cash equivalents, beginning of period	113.8	127.0	-	240.8	803.1	-	1,043.9
Cash and cash equivalents, end of period	$193.1	$140.4	$(0.0)	$333.5	$416.9	$-	$750.4